As filed with the Securities and Exchange Commission on February 24, 2006

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

ASAT Holdings Limited

(Exact name of Registrant as specified in its charter)

Cayman Islands	3674	None
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Robert J. Gange

14th Floor, 138 Texaco Road

Tsuen Wan, New Territories

Hong Kong

(011) (852) 2408-7811

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

CT Corporation System

111 Eighth Avenue

New York, New York 10011

(212) 894-8940

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

John A. Fore, Esq.

Kathleen D. Rothman, Esq.

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304

(650) 493-9300

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Share (2)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Ordinary Shares, par value $0.01 per share, issuable upon conversion of Series A Convertible Redeemable Preferred Shares (3)	166,666,800	$1.06	$35,333,361.60	$3,780.67
Ordinary Shares, par value $0.01 per share, issuable upon exercise of Warrants (3)	40,668,170	$1.06	$8,621,652.04	$922.52
Ordinary shares, par value $0.01 per share, issuable as dividends or Series A Preferred shares (3)	15,000,000	$1.06	$3,180,000.00	$340.26
Total Registration Fee				$5,043.45

(1)	Pursuant to Rule 416 under the Securities Act of 1933, as amended, such number of ordinary shares registered hereby shall include on indeterminate number of ordinary shares that may be issued in connection with a stock split or similar event.
(2)	The proposed maximum offering price per share was estimated pursuant to Rule 457(c) under the Securities Act of 1933, as amended, under which rule the per share price is estimated by reference to the average of the high and low prices of the Registrant’s ADSs on The Nasdaq Capital Market on February 16, 2006.
(3)	A separate registration statement on Form F-6 will be filed for the registration of American Depository Shares evidenced by American Depository Receipts representing the shares being registered hereby. Each ADS represents 5 ordinary shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated February 24, 2006

44,466,994 American Depository Shares

Representing 222,334,970 Ordinary Shares

ASAT HOLDINGS LIMITED

This prospectus relates to 222,334,970 of our ordinary shares, par value $0.01 per share (“ordinary shares”):

•	issuable upon the conversion of Series A Redeemable Convertible Preferred Shares, par value $0.01 per share (“Series A Preferred Shares”), and the exercise of warrants to purchase ordinary shares sold initially by us in a private placement in October 2005;

•	issuable upon the exercise of warrants issued in connection with our purchase money loan facility; and

•	that may be issued in payment of dividends, or issuable upon the conversion of Series A Preferred Shares paid as dividends, on the Series A Preferred Shares issued to the selling shareholders in the private placement.

This prospectus will be used by the selling shareholders identified in the prospectus to resell American Depository Shares (“ADSs”) representing such ordinary shares. We will not receive any of the proceeds from this offering. In connection with the private placement and our purchase money loan facility, we have agreed to register the resale of the ADSs representing ordinary shares offered by this prospectus.

Our ordinary shares are not and will not be listed on any national securities exchange or the Nasdaq Stock Market. However, our ordinary shares may be deposited with The Bank of New York, as depositary, and exchanged for ADSs, with each ADS representing five ordinary shares. Our ADSs are traded on the Nasdaq Capital Market under the symbol “ASTT.” The last reported sale price of our ADSs on February 23, 2006 was $1.19 per ADS.

An investment in our ADSs involves risks. You should consider carefully the risk factors beginning on page 8 in this prospectus before buying our ADSs.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is                     , 2006.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are making offers only to persons in jurisdictions where such offers are permitted and this prospectus is not an offer to sell securities to, nor is it seeking an offer to buy securities from, any person in any jurisdiction where such offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of securities.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement (which includes exhibits) that we have filed with the Securities and Exchange Commission on Form F-1 covering the resale of (i) our ordinary shares, par value $0.01 per share (“ordinary shares”), that are issuable upon the conversion of our Series A Redeemable Convertible Preferred Shares, par value $0.01 per share (“Series A Preferred Shares”), and the exercise of warrants sold initially by us in a private placement in October 2005, (ii) ordinary shares issuable upon the exercise of warrants issued in connection with our purchase money loan facility and (iii) ordinary shares that may be issued in payment of dividends, or issuable upon the conversion of Series A Preferred Shares paid as dividends, on the Series A Preferred Shares issued to the selling shareholders in the private placement.

This prospectus does not contain all information contained in the registration statement, certain parts of which are omitted in accordance with the Securities and Exchange Commission’s rules and regulations. Statements made in this prospectus as to the contents of any other document (including exhibits to the registration statement) are not necessarily complete. You should review the document itself for a thorough understanding of its contents. The registration statement and amendments thereto can be read and reviewed at the Securities and Exchange Commission’s web site located at http://www.sec.gov, or at the Securities and Exchange Commission offices mentioned under the heading “Where You Can Find More Information.”

i

GENERAL INFORMATION

In this prospectus, the terms “we,” “us,” “our,” “our company,” “Company” and “ASAT” refer, as the context requires, either individually or collectively, to ASAT Holdings Limited (“ASAT Holdings”) and also to ASAT Limited (“ASAT HK”), ASAT, Inc. (“ASAT US”), ASAT (Finance) LLC (“ASAT (Finance)”), Timerson Limited (“Timerson”), ASAT (Cayman) Limited (“ASAT Cayman”), ASAT Korea Limited (“ASAT Korea”), ASAT GmbH (“ASAT Germany”), ASAT Semiconductor (Dongguan) Limited (“ASAT China”), ASAT (S) Pte. Ltd. (“ASAT Singapore”), New ASAT (Finance) Limited (“New ASAT (Finance)”), Newhaven Holdings Limited (“Newhaven”), RBR Trading Holding (Curacao) N.V. (“RBR Antilles”) and R.B.R. Trading Holding B.V. (“RBR Netherlands”) which are each, direct or indirect, wholly owned subsidiaries of ASAT Holdings. Since ASAT S.A. has been under court administration since November 20, 2001, we no longer consolidate its financial results with our financial statements.

We publish our financial statements in United States dollars, which are referred to as “Dollars” and “$.” All dollar amounts in this prospectus are expressed in United States dollars, except where we state otherwise.

ii

PROSPECTUS SUMMARY

The items in the following summary are described in more detail later in this prospectus or in the filings with the Securities and Exchange Commission which we incorporate by reference in this prospectus. This summary provides an overview of selected information and does not contain all the information you should consider. Therefore, you should also read the more detailed information set out in this prospectus, our filings with the Securities and Exchange Commission incorporated by reference in this prospectus and the financial statements incorporated by reference in this prospectus.

Our Business

We are a global provider of semiconductor package design, assembly and test services, and a leading developer of advanced packages, for designers and manufacturers of semiconductor components, or chips. Semiconductor packages protect the enclosed semiconductor chip, are critical to the chip’s performance and functionality and facilitate the integration of the semiconductor chip into the end product. We offer a wide range of semiconductor packages for a broad spectrum of products, ranging from automobiles to computers to communications equipment. In the chipscale package category, we have been recognized for our leadership position in advanced technology. Our sales offices and representatives are located in the United States, Germany, Hong Kong, Japan, Singapore and South Korea, allowing us to work directly with customers and their facilities to provide effective package design and customer service. Through this network we are able to provide highly focused design and production services with rapid time-to-market design and production solutions. During our fiscal year ended April 30, 2005, we shipped products to over 100 customers, and many of our top customers are among the world’s largest semiconductor companies. Our top three customers (in alphabetical order) by net sales for the fiscal year ended April 30, 2005 were Analog Devices, Inc., Broadcom Corporation and SigmaTel, Inc.

We have historically conducted our assembly and test operations at our facilities in Hong Kong. In 2002, our new management team, with approval of our Board of Directors, made a strategic decision to move substantially all of our Hong Kong manufacturing operations to Dongguan, a city located in southern China.

Industry Background

The semiconductor production process is a complex procedure that requires sophisticated engineering and manufacturing expertise and can be broadly divided into three stages: wafer fabrication, assembly and packaging of chips into finished semiconductor devices, and testing of these finished semiconductor devices. Historically, vertically integrated semiconductor companies primarily manufactured semiconductors and performed assembly and testing in their own facilities. Semiconductor companies are facing ever-increasing demands for miniaturization, integration of functions, higher lead counts for more connections and improved thermal and electrical performance from semiconductor packaging. As a result, semiconductor assembly and test are now viewed as enabling technologies requiring sophisticated expertise and technological innovation. Thus, the manufacturing of semiconductors required, and continues to require, significant investment in assembly and test equipment and facilities. In addition, the demand from end-users for sophisticated products continues to lead to shorter product lifecycles, placing pressure on semiconductor companies to reduce their time-to-market for new products and requiring them to quickly implement new assembly and test solutions in order to deliver these new products to the market. As a result of these factors, the assembly and test requirements for semiconductors have become more expensive and difficult. Over the past decade, we believe integrated semiconductor companies have increasingly outsourced the assembly and test of semiconductors to third parties in order to focus their capital on their core businesses and lower the costs of assembly and test.

Our Products and Services

We work closely with customers to design and provide advanced assembly and test solutions for each new product generation. We offer assembly services for a broad range of semiconductor packaging including chipscale (small) and non-chipscale (large) packages. Our products consist of three broad categories, chipscale packages, or CSP, Non-CSP Laminate Packages and Non-CSP Leadframe Packages.

•	Chipscale Packages. Our chipscale packages include our Fine Pitch Ball Grid Array package, or fpBGA, our Thin Array Plastic Packaging, or TAPP, and our Leadless Plastic Chip Carrier, or LPCC, which is our patented version of the industry standard “quad flat pack, no lead device” known widely as the QFN package. These packages have advanced thermal and electrical characteristics which are necessary to maximize the performance of high frequency semiconductor chips. These chips are typically used in sophisticated end-products such as wireless telephones, personal digital assistants, video cameras, digital cameras and pagers. We have been recognized for our leadership in advanced technology in the chipscale category, most notably for our LPCC and TAPP product families, and are recognized as an early developer of the QFN package with U.S. patents covering this technology. Today, our LPCC product is our fastest growing package family both in terms of units and in assembly revenue.

•	Non-CSP Laminate Packages. Our Non-CSP laminate packages include our Plastic Ball Grid Array, or PBGA, our patented Tape Ball Grid Array, or TBGA, and our Flip Chip Packages. These packages are characterized by a semiconductor chip mounted on an organic, often plastic resin substrate encapsulated in a protective package. These products are used in a wide array of high performance applications, including hand held consumer products, enterprise networks, wireless products, high-speed telecommunications switching stations and routers, computer printer and servers, internet applications, desktop and notebook personal computers and global positioning systems.

•	Non-CSP Leadframe Packages. Our Non-CSP leadframe packages include our patented Enhanced Dissipation QUAD, or EDQUAD. These packages are characterized by a semiconductor chip mounted on a metallic leadframe which together are encapsulated in a plastic mold compound. These products are used in almost every electronics application, including automobiles, household appliances, desktop and notebook computers and telecommunications products.

In addition to our assembly and packaging services, we provide a wide array of test services for digital logic, analog and mixed signal products and have recently expanded our radio-frequency, or RF, test capabilities. We provide test services of semiconductor chips upon initial delivery from the manufacturer as well as when they are packaged and ready for integration into the end product. We have engineers and test personnel located globally who work closely with customers at their facilities to develop test programs and provide test services.

Move of Manufacturing Operations to Southern China

We have historically conducted all of our assembly and test operations in Hong Kong. In 2002, we made a strategic decision to move substantially all of our Hong Kong manufacturing operations to Dongguan, China. We anticipate benefiting from the reduced cost of manufacturing in China, primarily from lower manufacturing and labor costs, and from a stable and highly motivated workforce. Because we ship the completed packages to the customers of our customers, we also expect to benefit from the close proximity between our new facilities in Dongguan and many of the customers of our customers, while remaining in close proximity to our administrative and engineering offices, which will continue to be in Hong Kong. We believe that the facilities in Dongguan will serve as a gateway into the rapidly growing China market.

This move is being completed in two phases. In August 2003, construction and finish of our modern 180,000 square foot facility was completed, which we refer to as our Phase I facility. We have completed our internal qualification and customer qualification runs for the LPCC, TAPP and fpBGA product lines at this new facility and are continuing to increase unit production at this facility. As of the date of this prospectus, we have transferred approximately 48% of our existing installed assembly and test capacity to China. In the July 2004 quarter, the construction of a 300,000 square foot factory building, which we refer to as our Phase II facility, immediately adjacent to our Phase I facility, commenced. The Phase II facility is expected to house substantially all of the balance of our Hong Kong manufacturing operations, plus provide space for the future expansion of our assembly and test operations. The interior finish and fixtures of the Phase II facility are complete and we are moving equipment to this facility.

Our Strategy

Our overall strategy is to grow market share, focus on margins, lower costs and achieve profitability on a sustained basis. The principal elements of the strategy include:

•	Continue to Introduce Advanced Package Families to Serve Our Customers. We intend to maintain a leadership position in the introduction of high-growth advanced packaging technologies to meet our customers’ increasing needs for packages with smaller package dimensions, lower cost, increased reliability and electrical function. We focus our research and development efforts on developing new package designs and new assembly processes, as well as improving the performance of our existing packages and processes, and have a proven track record of introducing innovative packages to the market. We believe that our TAPP product, which was adopted as a JEDEC standard for the next generation QFN package, best exemplifies this technology leadership. JEDEC Solid State Technology Association (once known as the Joint Electron Device Engineering Council) is the semiconductor engineering standardization body of the Electronic Industries Alliance, a trade association that represents all areas of the electronics industry.

•	Diversify Customer Base and End Markets. We seek to continue to broaden and diversify our customer base by focusing on increasing sales in the industries outside the communications market in order to complement our communications revenues. Historically, communications revenues generated approximately 75% to 80% of our revenues prior to 2000 and approximately 55% to 65% of our revenues in more recent years. We plan on accomplishing this diversification by seeking new customers in the automotive/industrial, consumer and personal computers/computing sectors of the semiconductor industry, particularly those with advanced packaging needs across multiple market sectors, and by leveraging existing customer relationships to sell to a broader array of market sectors.

•	Maintain Core and Value Added Services. We are a service business and offer an array of basic and value added services. Our core competencies as a service business are semiconductor package design, assembly and test. Because we believe that the quality of our services offerings differentiates us from our peers, we seek to maintain a customer-oriented business culture and view ourselves as a service company. Each of these services is managed in a way that allows us to deliver our services to our customers at a lower cost and lower risk than if they performed those services internally. Our globally dispersed customer service personnel are our direct link to the production control and purchasing organizations of our customers. These relationships are critical to our maintaining manufacturing volumes in our factory.

•	Continue to Reduce Cost Structure. We believe our move to China should result in significantly reduced costs, primarily from lower manufacturing and labor costs. Furthermore, we continue to improve our technology in order to lower processing and materials costs and monitor our capital expenditures. In addition, we believe our information technology initiatives should enable us to automate processes, further reduce costs and react more effectively to market changes.

Corporate Information

ASAT Holdings was incorporated in the Cayman Islands on October 20, 1999, as an exempted company with limited liability under the Companies Law (2000 Revision) of the Cayman Islands. The principal executive office for ASAT Holdings is located at 14th Floor, 138 Texaco Road, Tsuen Wan, New Territories, Hong Kong. ASAT Holdings’ registered office in the Cayman Islands is P.O. Box 309GT, Ugland House, South Church

Street, George Town, Grand Cayman, Cayman Islands. Our telephone number in Hong Kong is (852) 2408-7811 and the telephone number for our registered office in the Cayman Islands is (1-345) 949-8066. Our Internet address is www.asat.com. The information contained in or linked to our website is not, and is not intended to be, a part of this prospectus.

Material Changes

On June 23, 2005, we entered into a supply agreement with QPL Limited (“QPLL”) and Talent Focus Industries Limited (“Talent Focus”). Both QPLL and Talent Focus are wholly-owned subsidiaries of QPL International Holdings Limited (“QPL”). The supply agreement principally governs the supply and delivery of leadframes, heat sinks and other related products to us based on our orders during the term of the supply agreement. The supply agreement also governs the treatment of the inventory supply arrangements under the supply agreement between the parties, as well as the extended payment term granted to us by QPLL and Talent Focus. Under the supply agreement, QPLL and Talent Focus agreed to extend the number of account payable days to 90 days from the date of issuance of an invoice.

On July 31, 2005, we entered into agreements for a private financing of $30 million with the JPMP Master Fund Manager, L.P. related funds (“JPMP Funds”) and QPL, two of our principal shareholder groups, in the form of a $15 million preferred share financing and a $15 million purchase money loan facility. The preferred share financing, which we refer to as the private financing, provided for the issuance and sale of 300,000 Series A Preferred Shares for a total price of $15 million and the issuance of five-year warrants for a total of 20 million ordinary shares exercisable at a price of $0.01 per share, of which five-year warrants for a total of 5 million ordinary shares were issued as an arrangement fee. The securities purchase agreement for the Series A Preferred Share financing, or the Securities Purchase Agreement, was amended and restated on October 27, 2005 to, among other things, add Olympus-ASAT II, L.L.C., or Olympus, as a party. The preferred share financing closed on October 27, 2005.

The purchase money loan facility provides for up to $15 million of loans which, in the event that our cash position falls below $10 million, can be borrowed in two tranches, in the amount of up to $10 million and up to $5 million, respectively, during a 15 month drawdown period starting from the date of the agreement, subject to our compliance with certain conditions. Each tranche has a maturity of two years from the time of borrowing and bears interest at the rate of 15% per annum. At the time the private financing was fully funded, we issued five-year warrants for a total of 5 million ordinary shares exercisable at a price of $0.01 per share as an arrangement fee for the loan agreement. In addition, upon borrowing the first tranche, we will issue five-year warrants for a total of 15,668,170 ordinary shares exercisable at a price of $0.01 per share, as well as pay a commitment fee of $850,000, on a pro rata basis to the lenders that fund the first tranche. On January 25, 2006, we closed the funding of the first $10.0 million tranche under the purchase money loan facility and issued the warrants and paid the fee described in the preceding sentence.

In August 2005, our board of directors terminated the employment of our then Chief Executive Officer Harry Rozakis, and appointed Robert J. Gange, our former Chief Financial Officer, as our President and Chief Executive Officer and Arthur Tsui as our Chief Financial Officer.

Effective August 21, 2005, Maura Wong, a board member since June 2000, resigned from our board of directors coincident with her retirement from JPMorgan Partners Asia (“JPMP Asia”). Eugene Suh, a partner with JPMP Asia, was elected to our board of directors to fill the vacancy left by Ms. Wong.

On October 13, 2005, our board of directors adopted new charters for the audit committee, compensation committee and nominating and governance committee of the board of directors. These charters are available on our website at http://www.asat.com/investor/governance.

On October 27, 2005, we entered into an Amended and Restated Supply Agreement with QPLL and Talent Focus amending and restating our June 23, 2005 agreement and governing the supply and delivery of leadframes, heat sinks and other related products to us based on our orders during the terms of the supply agreement and the treatment of the inventory supply arrangements under the supply agreement between the parties. In connection with the financing agreements of two of our principal shareholder groups, we, QPLL and Talent Focus entered into this Amended and Restated Supply Agreement to provide that the payment terms shall be no more than (a) 30 days for invoices issued prior to November 16, 2005 and (b) for invoices issued after November 15, 2005 but prior to October 27, 2006, the longer of (i) 60 days or (ii) the average of such actual payable days achieved, consistent with past practice between us and our subsidiaries on the one hand and our material vendors on the other hand (as they are defined in the agreement), but in no event longer than 90 days; provided that all invoices issued on or before October 14, 2005 were deemed immediately due and payable as of the date of the agreement. The supply agreement is effective until October 27, 2006, and thereafter shall automatically be renewed for additional 12 month terms, unless the agreement is terminated by us upon written notice of not less than six calendar months prior to the expiration date or otherwise in accordance with the provisions of the agreement.

On November 10, 2005, the shareholders agreement to which we and our major shareholders are a party was amended and restated. The primary purpose of the amendment was to reflect that Orchid Asia II, L.P., a fund related to Orchid Hong Kong Investment Holdings, and related investors were no longer a party to the shareholders agreement.

Effective November 11, 2005, Dr. Glen G. Possley was elected to our board of directors. Dr. Possley has 36 years of experience in operations management, product and process development and engineering. From January 1998 to the present, Dr. Possley served as a managing general partner at Glen-Ore Associates, a consulting company focused on the semiconductor business. From January 1998 to January 2000, he was a partner at International Technology Ventures and N-Able Group. Dr. Possley serves as the director and member of the audit committee for Novellus Systems. Inc., and as a director, chairman of the corporate governance and nominating committee and as a member of audit committee and compensation committee for Catalyst Semiconductor Inc. He received a B.S. in Mathematics from Western Illinois University and a Ph.D. in Physical Chemistry from the University of Kentucky.

On May 25, 2005, we received a compliance notice from the Nasdaq Stock Market, Inc. stating that, for a period of 30 consecutive trading days, our ADSs had closed below the minimum bid price of $1.00 per share as required under the Nasdaq Market place Rule 4450(a)(5) for continued listing on the Nasdaq National Market. In accordance with Nasdaq’s Market place Rules, we had until November 21, 2005 to regain compliance with the Nasdaq National Market’s continued listing requirements and, as we failed to meet those requirements, we transferred the listing of our ADSs to the Nasdaq Capital Market effective November 30, 2005.

Risk Factors

You should read the section entitled “Risk Factors” beginning on page 8 before you invest in our ordinary shares.

Summary Consolidated Financial Data

The following table presents summary consolidated financial data of ASAT Holdings for the five years ended April 30, 2001, 2002, 2003, 2004 and 2005 and the six months ended October 31, 2004 and 2005. The summary consolidated financial data for the years ended April 30, 2003, 2004 and 2005 were derived from our audited consolidated financial statements for such periods that are incorporated by reference in this prospectus. The summary consolidated financial data as of October 31, 2005 and for the six months ended October 31, 2004 and 2005 have been derived from our unaudited condensed consolidated financial statements for such periods, which are incorporated by reference in this prospectus.

	Fiscal Year Ended April 30,					Six Months Ended October 31,
	2001	2002	2003	2004	2005	2004	2005
	(Dollars in thousands, except for per share and per ADS data)
						(unaudited)
Statement of Operations Data:
Net sales	$340,236	$102,408	$150,090	$214,674	$194,411	$103,076	$84,547
Cost of sales	224,484	132,533	140,366	174,275	182,319	94,022	79,659

Gross profit (loss)	95,752	(30,125)	9,724	40,399	12,092	9,054	4,888

Total operating expenses	46,188	67,917	112,034	32,030	57,411	16,410	17,195

Income (Loss) from operations	49,564	(98,042)	(102,310)	8,369	(45,319)	(7,356)	(12,307)
Other income (expense) net (1)	6,451	(1,499)	1,709	689	688	232	579
Charges on early extinguishment of debt	(13,126)	—	—	—	—	—	—
Charges on early redemption of 12.5% senior notes (2)	—	—	—	(10,346)	—	—	—
Interest expense	(18,119)	(14,246)	(13,652)	(15,425)	(15,046)	(7,403)	(7,701)

Income (loss) before income taxes	24,770	(113,787)	(114,253)	(16,713)	(59,677)	(14,527)	(19,429)
Income tax (expense) benefit	(5,350)	10,960	15,174	(4)	(748)	(5)	(10)

Net income (loss)	$19,420	$(102,827)	$(99,079)	$(16,717)	$(60,425)	$(14,532)	$(19,439)

Net income (loss) per share (basic and diluted) (3)	$0.03	$(0.15)	$(0.15)	$(0.02)	$(0.09)	$(0.02)	$(0.03)

Net income loss per ADS (basic and diluted) (3)	$0.15	$(0.77)	$(0.74)	$(0.12)	$(0.45)	$(0.11)	$(0.14)

Weighted average number of shares outstanding (3)	654,962,375	669,218,720	668,947,000	671,721,610	677,953,380	677,706,325	678,705,215
Weighted average number of ADSs outstanding (3)	130,992,475	133,843,744	133,789,400	134,344,322	135,590,676	135,541,265	135,741,043

As of October 31, 2005
(in thousands) (Unaudited)
Balance Sheet Data:
Cash and cash equivalents	$23,611
Working capital	13,006
Total assets	188,085
Total debt (4)	155,381
Total shareholders’ deficit	(32,175)

(1)	Other income, net, consists mainly of interest income, rental income, gain (loss) on disposal of property, plant and equipment, unapplied payment from customers, bad debt recovered and write-back of long outstanding payable balances. See Note 13 of the notes to our audited consolidated financial statements incorporated by reference in this prospectus.
(2)	Reflects charges incurred in connection with the early redemption of our remaining 12.5% senior notes due 2006, which included $6.3 million for the early redemption premium and $4.0 million for the non-cash write-off of deferred financing costs and debt discount in fiscal year 2004.

(3)	We do not present net income (loss) per share on an ADS basis in our annual audited financial statements. Per ADS data is calculated by dividing the weighted average number of ordinary shares outstanding during the fiscal year by five. Each ADS represents five ordinary shares. The computation of net income (loss) per ADS (basic and diluted) is calculated as the net income (loss) for the period divided by the weighted average number of ADSs outstanding during the year. The computation of net income (loss) per ADS (basic and diluted) for the years ended April 30, 2001, 2002, 2003, 2004 and 2005 is based on a weighted average number of ADS during the year in the amount of 130,992,475, 133,843,174, 133,789,400, 134,344,322 and 135,590,676, respectively. The computation of net income (loss) per ADS (basic and diluted) for the six months ended October 31, 2004 and October 31, 2005 is based on a weighted average number of ADSs outstanding during the period in the amount of 135,541,265 and 135,741,043, respectively.
(4)	At October 31, 2005, debt consisted of our 9.25% senior notes due 2011 and capital lease obligations.

RISK FACTORS

You should carefully consider the following risk factors before you decide to invest in our ordinary shares. You should also consider the other information in this prospectus.

We have been operating at a net loss for each fiscal year since the fiscal year ended April 30, 2002, and have had negative operating cash flow in fiscal 2002 and 2003.

We have been operating at a net loss for each fiscal year since the fiscal year ended April 30, 2002. Our net loss for the fiscal year ended April 30, 2002 was $102.8 million. Our net loss for the fiscal year ended April 30, 2003 was $99.1 million. Our net loss for the fiscal year ended April 30, 2004 was $16.7 million. Our net loss for the fiscal year ended April 30, 2005 was $60.4 million. Our net loss for the six months ended October 31, 2004 and October 31, 2005 was $14.5 million and $19.4 million, respectively. We also had negative operating cash flow in fiscal 2002 and 2003 and for the six months ended October 31, 2005 of $28.9 million, $2.3 million and $392 thousand, respectively. We cannot assure you that we will return to profitability in the near future.

Due to insufficient cash generated from operations, we have funded our operations primarily through the sale of equity and debt securities, borrowings, equipment lease financings and other financing arrangements. While we have been implementing cost reduction programs since the end of the January 2002 quarter, we continue to have significant fixed expenses, and we expect to continue to incur considerable expenses associated with the completion of the move of our manufacturing operations to China, as well as incurring other manufacturing, sales and marketing, product development and administrative expenses. We are also obligated to make significant interest payments on our 9.25% senior notes due 2011 of approximately $6.9 million on August 1 and February 1 of each year. When we entered the sale-leaseback arrangements with the purchaser-lessor in November 2004, the purchaser-lessor entered into a separate term loan facility agreement for up to $5.0 million with a bank in Hong Kong (the “Lender”). Upon demand by the Lender, we fully and unconditionally guaranteed the purchaser-lessor’s obligations to the Lender. In late December 2005, we were notified by the Lender under the term loan facility agreement of its unwillingness to grant further extension beyond January 15, 2006 for us to meet a net worth requirement. We could be required by the purchaser-lessor and/or the Lender to repay the capital lease. We expect this payment to be approximately $3.4 million. As a result of this negative cash flow and our ongoing expenditure requirements, even with the preferred share financing arrangement from our two principal shareholder groups and the purchase money loan financing commitment, we may be required to seek new or alternative financing to fund our operations in the future. Our ability to raise any future additional or alternate financing will be limited by our future financial situation, including our high level of leverage and negative net worth, and may be limited by market conditions, our controlling shareholders, who may oppose transactions that reduce their control or dilute their ownership positions, the covenants in our 9.25% senior notes due 2011 and our purchase money loan agreement, as well as requirements to obtain approval of certain types of financings from our shareholders. It may be difficult for us to raise additional capital if and when it is required. If we are unable to raise future additional or alternate financing when needed any of the following may occur:

•	Our customer relationships and orders with our customers could deteriorate;

•	Suppliers would be less willing to supply us product or extend credit on acceptable terms, if at all;

•	Employee attrition could increase; and

•	Lenders could be unwilling to provide or refinance our debt.

If adequate capital is not available to us as required, or if it is not available on favorable terms, our business and financial condition would be affected and we may not be able to meet our obligations as they come due. In addition, if adequate capital is not available to us, we will need to sell assets or seek to undertake a restructuring of our obligations with our creditors, and we cannot give assurances that we would be able to accomplish either of these measures on commercially reasonable terms, if at all.

The financing commitments under our purchase money loan agreement are subject to a number of conditions that we may not be able to satisfy, and therefore we may not be able to obtain all or any portion of the funds purported to be available under these commitments.

In July 2005, we obtained commitments from JPMP Funds for them and their affiliates to provide us with up to $15 million in purchase money loan financing. In October 2005, we issued warrants to a member of the JPMP Funds shareholder group in connection with the purchase money loan facility, and in connection with the funding of the first $10.0 million tranche under the purchase money loan agreement, we issued warrants to the lenders under the facility. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three Months and Six Months Ended October 31, 2005 and 2004 Operating and Financial Review and Prospects—Liquidity and Capital Resources—Material Financing Arrangements” in our Report on Form 6-K for the fiscal quarter ended October 31, 2005 for a detailed description of this purchase money loan facility. On January 25, 2006, we closed the funding of the first $10 million tranche under the purchase money loan facility. However, our ability to obtain the second tranche of funding under the purchase money loan facility is subject to a number of important conditions. The satisfaction of certain of these conditions is outside our control. If we are unable to meet any of these conditions or any other condition set forth in the commitment documentation, we will not be able to receive any funds under the purchase money loan facility. If we are unable to obtain any funds under the purchase money loan facility, we will need to seek alternative capital from other financing arrangements, sell assets, or seek to undertake a restructuring of our obligations with our creditors, and we cannot give assurances that we will be able to accomplish any of these measures on commercially reasonable terms, if at all.

We are controlled by two principal groups of shareholders, and their interests may conflict with your interest.

Several private equity funds separately managed by or affiliated with JPMP Master Fund Manager, L.P. (formerly Chase Capital Partners), Olympus Capital Holdings Asia and Orchid Hong Kong Investment Holdings, respectively, referred to as the “investor group” in this prospectus, collectively owned approximately 42.0% of the outstanding ordinary shares of ASAT Holdings as of October 31, 2005. The investor group has signed a co-investment agreement generally to vote in unison on certain matters. QPL and its controlling shareholder collectively owned approximately 42.4% of the ordinary shares of ASAT Holdings as of October 31, 2005. In addition, the investor group can acquire additional shares of ASAT Holdings from QPL in satisfaction of indemnification claims against QPL and under a credit support arrangement with creditors of QPL. The investor group and QPL together control ASAT Holdings’ board of directors, management and policies. The investor group and QPL are not obligated to provide any financing under their current shareholders agreement. The investor group and QPL are not obligated to exercise their rights as shareholders in the interests of ASAT Holdings and may engage in activities that conflict with such interests. We have not established, and may be unable to establish, any procedures for resolving actual or perceived conflicts of interest between our principal shareholders and our other investors. Furthermore, disagreements between the investor group and QPL which cannot be resolved could adversely affect the management of our company. QPL and the investor group, other than Orchid Hong Kong Investment Holdings, are subject to a shareholders agreement and vote together on certain matters, including on the election of directors.

We will require a significant amount of cash to fund operating and capital expenditures, including the completion of the move of our manufacturing operation to Dongguan China, and to service our debt.

Our ability to fund operating and capital expenditures and to service debt will depend significantly on our ability to generate cash from operations. For the fiscal year ended April 30, 2004, the earnings to fixed charges deficiency was $16.7 million, for the fiscal year ended April 30, 2005, the earnings to fixed charges deficiency was $59.7 million and for the six months ended October 31, 2004 and October 31, 2005 the earnings to fixed charges deficiency was $14.5 million and $19.4 million, respectively. For the purpose of this calculation, “earnings” consisted of income (loss) before income taxes and fixed charges, and “fixed charges” consisted of interest expense, including amortization of debt discount and debt issuance costs, and the interest portion within rental expenses which is estimated as one-third of the rental expenses relating to operating leases. We will need to continue generating cash flow in excess of current levels to fund operating and capital expenditures, particularly the completion of the move of our manufacturing operations to China, and to service debt, including our 9.25% senior notes due 2011 and the capital lease obligations. However, we cannot assure you that we will be able to generate cash flow or obtain funds from our purchase money loan facility to fund our planned operations and capital expenditures. In order to obtain funds pursuant to the purchase money loan facility we will be required to meet specified conditions. If we are unable to meet these conditions, we will not obtain the financing under the purchase money loan facility. In addition, our ability to generate cash from operations is subject to general economic, financial, competitive, industry, legal and other factors and conditions, many of which are outside our control. In particular, our operations are subject to cyclical downturns and price and demand volatility in the semiconductor industry. If we cannot generate sufficient cash to service our debt or obtain financing, we may have to, among other things, reduce capital expenditures associated with the completion of the move of our manufacturing operations to China and other capital and research and development expenditures, sell assets, restructure our debt, or obtain alternate financing, which may not be available on acceptable terms or at all. We might not be able to take these actions or they may not be successful. Our ability to take many of these steps may be subject to approval by future creditors, our shareholders, the holders of the 9.25% senior notes due 2011 and the lenders under our purchase money loan agreement.

Our business is and will continue to be substantially affected by the highly cyclical nature of the semiconductor industry, which cyclicality is beyond our control.

Our business is substantially affected by market conditions in the semiconductor industry, which is highly cyclical. The industry has been subject to significant downturns characterized by reduced product demand, increased competition and declines in average selling prices and margins. Semiconductor industry conditions are often affected by manufacturing over-capacity and declining demand and reduced pricing in end-user markets.

Beginning in the fourth quarter of calendar year 2000, the semiconductor industry experienced a severe downturn. Accordingly, our customers cut back production orders, reflecting inventory corrections and lower demand experienced in their end-user markets. This downturn had a very pronounced and adverse effect on our sales and financial performance. In particular, we suffered the adverse implications of declining average selling prices, or ASPs, for assembled units. In part, this decline in ASPs reflected a shift in product mix to lower cost devices. However, a significant part of this decline in ASPs resulted from external pricing pressures throughout the downturn. In the event of future ASPs declines, we will need to continue to expand our production capacity and throughput to maintain or increase our revenues.

While the semiconductor industry experienced a modest recovery in the second quarter of calendar year 2002 and the overall demand for semiconductors increased significantly during the period from the second quarter of calendar year 2003 through the first quarter of calendar year 2004, in the July 2004 quarter the semiconductor industry experienced another downturn and our net sales on a quarterly basis have decreased sequentially from that quarter through the July 2005 quarter. If this or any other future downturn in the semiconductor industry proves to be similar to the 2000 downturn, our business, financial condition and results of operations would be adversely affected and further erode our cash position and, we may be required to seek new financing, which may not be obtainable on acceptable terms or at all. We may also be required to reduce our capital expenditures, which in turn could hinder our ability to implement our business plan, including the move of a substantial portion of our manufacturing facilities to Dongguan, China, and to maintain our competitiveness. Because of the downturn in the industry and the uncertainty of the recent gradual recovery, we continue to re-evaluate our product mix and the direction of our business. This re-evaluation as a result of the downturn led to significant write-downs of property, plant and equipment of $81.8 million for the year ended April 30, 2003 and $19.9 million for the year ended April 30, 2005. We may need to make additional write-downs in the future.

Our principal market is in the communications sector, which is subject to fluctuating demand and continuous downward pressure on selling prices.

A significant percentage of our net sales is derived from customers who use assembly or test services for semiconductor devices used in the communications sector. Sales to the communications sector comprised 61%

and 54% of total net sales for fiscal 2004 and fiscal 2005, respectively, and comprised 54% and 49% of total net sales for the three months ended October 31, 2004 and October 31, 2005, respectively. This sector has been subject to extreme fluctuations in demand and, as a result, in the past we have experienced a prolonged industry-wide slowdown in demand in the communications sector. Historically, the average selling price of communication products has continued to decrease, and the resulting pricing pressure on services provided by us has led to reductions in our net sales and decreasing margins. For the past three years, we have embarked upon a strategy to diversify our customer base and reduce dependency on the communications sector. Some of the other market sectors into which we seek to diversify our customer base include the consumer, personal computers/computing and automotive/industrial sectors. However decreasing average selling prices could also affect products in these sectors. Moreover, the execution of our strategy continues to take time and may ultimately not be successfully implemented, especially if other independent assembly and test companies were to focus on the same market sectors that we have targeted. If we are unable to successfully implement our diversification strategy, our financial condition and results of operations could be materially adversely affected.

Our ability to rapidly develop and successfully bring to market advanced technologies and services is important to maintaining our competitive position and profitability.

The semiconductor industry is characterized by rapid technological developments and our research and development efforts may not yield commercially viable packages or test services to keep up with these technological changes. Any inability to meet our customers’ schedules for new product introductions could affect our revenue, prospects for growth and future customer relationships. Our customers seek advanced and quick time-to-market assembly and test capabilities for their increasingly complex end-user applications. Failure to advance our designs and process technologies successfully and in a timely manner could have a material adverse effect on our competitiveness and our profitability. Technological advances typically lead to rapid and significant decreases in prices for older products. Extended reliance on older products would reduce our gross margins and profitability, as prices decline in the face of newer, higher performance products.

We could be required to incur significant capital expenditures for manufacturing technology and equipment to remain competitive.

Semiconductor manufacturing has historically required, and in the future is likely to continue to require, a constant upgrading of process technology to remain competitive, as new and enhanced semiconductor processes are developed which permit the manufacture of smaller, more efficient and more powerful semiconductor devices. Our assembly and test facilities have required and will continue to require significant investments in manufacturing technology and equipment in the future. We have made substantial capital expenditures and installed significant production capacity to support new technologies and increase production volume. We expect an increase in capital expenditures in connection with Phase II of our move to Dongguan, China. As of October 31, 2005, we had commitments for capital expenditures of approximately $4.6 million. We currently intend to fund these capital expenditures with the existing cash resources and positive cash flow generated from the savings, if any, expected to be realized from reductions in cost structure associated with the completion of the move of our manufacturing operations to Dongguan, China and from our purchase money loan financing commitment. However, our ability to draw on the purchase money loan facility is subject to a number of conditions, and we cannot assure you that we will have sufficient capital resources to make further necessary investments in manufacturing technology and equipment. In addition, due to the long lead-time involved in the pre-deployment development and product qualification activities that must precede a new product release, we may be called upon to make substantial investments in both package design efforts and in new manufacturing equipment well in advance of our being able to record appreciable revenues derived from those new products. Further, during each stage of the long qualification process required by customers for our products, which can take up to six months to complete, there is a substantial risk that we will have to abandon a potential assembly or test service which is no longer marketable or technologically feasible or competitive and in which we have invested significant resources. Even if we are able to qualify new packages, a significant amount of time will have elapsed between our investment in new packages and the receipt of any related revenues.

Because our industry is highly competitive and many of our competitors have greater operating and financial resources, we may not be able to secure new customers or maintain our customer base.

The semiconductor packaging and test industry is highly competitive, with more than 40 independent providers of semiconductor assembly services worldwide. We believe our principal competitors include Advanced Semiconductor Engineering, Inc., Amkor Technology, Inc., Carsem (M) Sdn. Bhd. (a division of the Hong Leong Group), Siliconware Precision Industries Co., Ltd. and STATS ChipPAC Ltd. Many of our competitors have greater operating capacity and financial resources than we do and have proven research and development and marketing capabilities. If demand for semiconductor assembly and test services were to continue to increase, our competitors would be at an advantage to us to capture this increased demand by utilizing their greater financial resources to more rapidly increase capacity. Many of our competitors also have established relationships with many large semiconductor companies that are current or potential customers of us. Further, lengthy qualification periods and a familiarity between potential customers and their current assembly service providers may limit our ability to secure new customers.

We also compete indirectly with the in-house assembly and test service resources of many of our largest customers, the integrated device manufacturers, or IDMs. These IDM customers may decide to shift some or all of the assembly and test services to internally sourced capacity.

Due to this highly competitive environment, we may experience difficulties in securing business from new customers, additional business from our existing customers or even maintaining our current level of business with our existing customers. In addition, if the trend for semiconductor companies to outsource their packaging needs does not continue, we may not be able to maintain our customer base and our business and results of operations would be materially adversely affected.

If any of our competitors grow through acquisitions and we are unable to similarly grow, we may have difficulties competing against those competitors in terms of volume production, price competitiveness and array of services.

Some of our competitors with greater financial resources have been able to grow through acquisitions. There have been instances where one of our competitors has acquired the entire back-end assembly operations of an IDM. For example, Amkor acquired a substantial portion of the IBM assembly and test operations in China and Singapore. Another example of merger and acquisition activity among our competitors is the acquisition of ChipPAC, Inc. by ST Assembly Test Services Ltd. As a result of such growth through acquisitions, these competitors will have increased capacity and may be better positioned to increase their market share by decreasing prices. Additionally, as a result of such acquisitions, these competitors may be able to provide a broader array of services. If we are unable to grow our business through acquisitions, we may have difficulties competing successfully against these competitors. In addition, the indenture that governs our 9.25% senior notes due 2011 requires us to comply with certain covenants that limit our ability to enter into mergers or consolidations.

We face risks associated with potential acquisitions, investments, strategic partnerships or other ventures, including whether we can identify opportunities, complete the transactions and integrate the other parties into our business.

We believe that the semiconductor packaging industry may undergo consolidation, both with regard to consolidation among independent assembly services providers and with respect to the outsourcing of in-house assembly capacity of semiconductor IDMs. We believe it may become increasingly important to acquire or make investments in complementary business, facilities, technologies, services or products, or enter into strategic partnerships with parties who can provide access to those assets, if appropriate opportunities arise. From time to time we have had discussions with companies regarding our acquiring, investing in or partnering with their businesses, products, services or technologies, and we regularly engage in such discussions in the ordinary course of our business. We may not be able to identify suitable acquisition, investment, strategic or other partnership candidates, which may place us at a disadvantage if our competitors are able to grow their market share through acquisitions, investments or strategic partnerships. If we do identify suitable candidates, we may not be able to complete those transactions on commercially acceptable terms or at all. If we acquire another company, we could have difficulty in integrating that company’s personnel, products, operations and technology. In addition, the key personnel of the acquired company may decide not to work for us. These difficulties could disrupt our ongoing business, distract our management and employees, increase our expenses and reduce the expected benefits of the acquisition.

Our assembly and test processes are complex and prone to error, which may create defects and adversely affect production yields.

Assembly services are prone to human error and equipment malfunction. Defective packages may also result from:

•	improper programming of customer specified manufacturing instructions;

•	contaminants in the manufacturing environment;

•	equipment deviations from process specifications;

•	the use of defective raw materials; or

•	defective vendor provided leadframes or component parts.

These factors have periodically contributed to lower production yields and may continue to do so, particularly in connection with any expansion of capacity or change in processing steps. In addition, our production yields on new packaging technologies could be lower during the period necessary for us to develop the requisite expertise and experience with these processes. Any failure by us to maintain high quality standards, acceptable production yields, if significant and sustained, could result in delays in shipments, increased costs or cancellation of orders, which could have a material adverse effect on our business, financial condition and results of operations.

In order to meet customer demands for package design, assembly and test services, we may be required to add new test equipment, which can be very capital intensive and may not result in expected revenues and/or margins.

We provide our customers with package design, assembly and test services. Many of our customers seek to do business with independent assemblers who can provide a full range of assembly and test services, particularly testing of mixed-signal semiconductors which perform both analog and digital functions. In order to satisfy such customers’ demands, we may be called upon to acquire additional test equipment capacity, which could require us to increase our capital expenditures on test equipment. Additionally, the use of mixed-signal test equipment involves complex software programming and the use of sophisticated and expensive equipment operated by a highly skilled workforce. However, customers requesting these types of test services are typically not willing to commit to the utilization of such additional capacity beyond their short-term forecasts. If these customers do not place their expected orders or we experience a general decrease in demand for our test services, we could have excess capacity and low utilization rates for our test equipment, which could increase our costs and negatively affect our expected revenues and/or margins. In addition, any failure by us to provide package design, assembly and test services could result in the loss of customers or sales of our services, which could have a material adverse effect on our business, financial condition and results of operations.

If we receive other than an unqualified opinion on the adequacy of our internal control over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002 or we identify other issues in our internal controls, or if we are unable to deliver accurate and timely financial information, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the market price of our ADSs.

Section 404 of the Sarbanes-Oxley Act of 2002 requires a public company to include a report of management on the company’s internal control over financial reporting in their annual reports on Form 20-F that contains an assessment by management of the effectiveness of the company’s internal control over financial reporting. The independent registered public accounting firm auditing the company’s financial statements must also attest to and opine on management’s assessment of the effectiveness of the company’s internal control over financial reporting. We are currently implementing a number of measures intended to meet the foregoing objectives with respect to internal controls, delivery of financial information, and compliance with Section 404, and we will need to make significant improvements in our internal controls on an ongoing basis to accomplish these objectives. We will also need to complete documentation and test and monitor necessary controls prior to the end of our current fiscal year in order to meet our Section 404 requirements.

We cannot assure you that our ongoing review will not identify additional control deficiencies or that we will be able to implement improvements to our internal controls in a timely manner. In addition, as a result of these reviews or otherwise, we cannot assure you that we will not need to make adjustments to any current period operating results or to operating results that have been previously publicly announced or otherwise experience an adverse affect on our operating results, financial condition or business. Moreover, if our independent auditors interpret the Section 404 requirements and the related rules and regulations differently from us or if our independent auditors are not satisfied with our internal control over financial reporting or with the level at which it is documented, tested or monitored, they may issued a qualified opinion. Any of the foregoing could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements, which could cause the market price of our ADSs to decline.

Our profitability has in past periods been affected by low capacity utilization rates, which are significantly influenced by factors outside of our control.

As a result of the capital intensive nature of our business, our operations are characterized by high fixed costs. Consequently, insufficient utilization of installed capacity can negatively affect our profitability. For example, in fiscal year 2003, our capacity utilization rates ranged from averages of approximately 42% to 67% per month for our assembly operations as a result of the weak demand for our assembly and test services resulting from the prolonged downturn in the semiconductor industry. In addition, as a result of the most recent industry downturn, which occurred in late 2004, our capacity utilization rates averaged approximately 68% in fiscal year 2005 and approximately 73% for the three months ended October 31, 2005. If we experience low capacity utilization in future periods, our financial condition and results of operations could be adversely affected.

Our customers generally do not place purchase orders far in advance, which makes it difficult for us to predict our future sales, adjust our production costs and efficiently allocate our capacity on a timely basis and could therefore have an adverse effect on our business and operating results.

Although our customers provide us with forecasts of their expected orders, our customers generally do not place purchase orders far in advance of the required shipping dates. In addition, due to the cyclical nature of the semiconductor industry, our customers’ purchase orders have varied significantly from period to period. As a result, we do not typically operate with any significant backlog, which makes it difficult for us to forecast our sales in future periods. Also, since our costs of sales and operating expenses have high fixed cost components, including depreciation and employee costs, we may be unable to adjust our cost structure in a timely manner to compensate for shortfalls in sales. Our current and anticipated customers may not place orders with us in accordance with our expectations or at all. As a result, it may be difficult to plan our capacity, which requires significant lead time to ramp-up and cannot be altered easily. If our capacity does not match our customer demand, we will either be burdened with expensive and unutilized overcapacity or unable to support our customers’ requirements, both of which would have an adverse effect on our business and results of operations.

We generate a significant amount of revenue from a limited number of customers. The loss of, or reduced purchases by, one or more of our larger customers may have an adverse effect on our results of operations.

For the three months ended October 31, 2005, our top five largest customers by net sales accounted for approximately 60.4% of net sales and our top ten largest customers by net sales accounted for approximately

73.2% of net sales. Our largest customer for the three months ended October 31, 2005 by net sales accounted for approximately 31.5% of net sales. For the three months ended October 31, 2004, our top five largest customers by net sales accounted for approximately 53.9% of net sales and our top ten largest customers by net sales accounted for approximately 69.3% of net sales. Our largest customer for that same three months by net sales accounted for approximately 18.0% of net sales. If any key customer were to significantly reduce its purchases from us, our results of operations would likely be adversely affected.

While sales to major customers may vary from period to period, a major customer that permanently discontinues or significantly reduces its purchases from us could be difficult to replace.

In line with industry practice, new customers usually require us to pass a lengthy and rigorous qualification process that can take up to six months and be a significant cost to the customer. As a result, customers are reluctant to qualify new assembly and test service providers and it may be difficult for us to attract new major customers and/or break into new markets. In addition, if we fail to qualify packages with potential customers or customers with which we have recently become qualified do not use our services, then our customer base could become more concentrated with an even more limited number of customers accounting for a significant portion of our net sales. Furthermore, we believe that once a semiconductor company has selected a particular assembly and test company’s services, the semiconductor company generally relies on that vendor’s packages for specific applications and, to the extent possible, subsequent generations of that vendor’s packages. Accordingly, it may be difficult to achieve significant sales from a customer once it selects another vendor’s assembly and test services.

Because a significant portion of our production is in Asia, we are vulnerable to weaknesses in the economies of Asian countries.

Most of our important suppliers of raw materials, leadframes and the semiconductor chips delivered to us for assembly and test are located in Asia. Substantially all our customers are United States or European multinational companies and nearly 100% of our invoices are billed in U.S. Dollars. We estimate that approximately 65.8% of our net sales during the three months ended October 31, 2005 and 40.6% of our net sales during the three months ended October 31, 2004 represented packages shipped to distribution centers and destinations within Asia (including Hong Kong). These factors raise a number of financial, operational and business risks, including:

•	exposure to regional economic and political developments;

•	changes in local intellectual property laws and commercial laws;

•	the imposition of local currency controls;

•	adverse changes in local tax law, customs duties and procedures;

•	transportation difficulties; and

•	unfavorable changes to import/export regulations and procedures.

These factors could adversely affect both our operations and the operations of our suppliers and customers. Future economic downturns in Asia or elsewhere would likely be detrimental to our business, financial condition and results of operations.

In moving our assembly and test facilities from Hong Kong to Dongguan, China, we may experience unanticipated costs, delays or business interruptions, which could adversely affect our financial condition and results of operations.

In August 2002, we entered into a 15-year lease agreement and a 6-year management agreement with the Dongguan Changan County Changshi Development Company, or “Changshi”, our development partner in the Zhenan Technology and Industrial Park, Changan County, Dongguan City in Dongguan, China. In August 2003,

construction and finish of the interior and fixtures of our modern Phase I 180,000 square foot facility was completed by Changshi to our specifications. Upon completion we started moving assembly equipment to this newly built Phase I facility. We have completed our internal qualification and customer qualification runs for the LPCC, TAPP and fpBGA product lines at this new facility. We achieved volume production in our Phase I facility during the last quarter of fiscal year 2005. For the three months ended October 31, 2005, we achieved another milestone for the Company in our move to Dongguan, China as net sales from our Phase I facility increased 45% sequentially to $16.1 million as compared to $11.1 million for the three months ended July 31, 2005. Revenue generated in the three months ended October 31, 2005 from our Phase I facility increased to about 38% of total revenue in the same period.

In May 2004, we entered into another lease agreement with Changshi to build a 300,000 square foot Phase II facility immediately adjacent to our Phase I facility. Construction of the Phase II facility is now complete, and finish of the interior and fixtures of the Phase II facility was also completed and inspected in August 2005. The Phase II facility lease also includes the participation of the Changshi subsidiary, Dongguan Changan ASAT Semiconductor Assembly and Test Factory, that holds the subject land use rights. Under the terms of the lease agreement, we lease the completed Phase II facility from Changshi for a period of 15 years. The lease commenced in August 2005.

In August 2004, we entered into an agreement to engage a third party vendor, Dongguan Wellmean Decoration Engineering Company Limited, or Wellmean, to complete the interior finish and fixtures in the Phase II facility. The contracted work was completed by the vendor in July 2005 and the Company accepted the contracted work in August 2005. The Phase II facility is expected to house substantially all of the balance of our Hong Kong manufacturing operations plus provide space for the future expansion of our assembly and test operations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three Months and Six Months Ended October 31, 2005 and 2004 Operating and Financial Review and Prospects—Overview” in our Report on Form 6-K for the fiscal quarter ended October 31, 2005.

We may experience unexpected costs or delays in moving our assembly and test equipment to the Phase II facility, which could have a material adverse impact on our financial condition and results of operations. While our assembly and test equipment is in transit and being installed in our facilities in China, we will be unable to use this equipment to generate sales. In addition, we may not be able to achieve such results by such dates if our move is delayed for any reason, if we encounter other unexpected delays or if our customers fail to agree to qualify their products for assembly and/or test in this new facility. Any interruption in manufacturing or delays in shifting capacity to our China plant would have a material adverse impact on our financial condition and results of operations.

Our ability to operate our Chinese manufacturing operations is dependent upon our working relationship with our partner in China.

Our development partner in China, Changshi, is an entity established by the Dongguan government to develop and manage several newly designated industrial parks in Changshi prefecture Chang An town, Dongguan City, Guangdong Province. We believe that the interests of Changshi currently are aligned with our interests and its performance during the construction and completion of the interior finish and fixtures of the Phase I facility met or exceeded our expectations with respect to the quality and timeliness of the construction of the Phase I facility. However, Changshi may not continue to perform at these levels or at all during its assistance to us in the operation of the Phase I facility. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three Months and Six Months Ended October 31, 2005 and 2004 Operating and Financial Review and Prospects—Overview” contained in our Report on Form 6-K for the fiscal quarter ended October 31, 2005. Moreover, we could experience difficulties in our relationship with Changshi, and the decisions made by Changshi may not be consistent with our interests, which in either case could be disruptive to our operations. Changshi is the owner of the Phase I land-use right, buildings and interior finish and fixtures and facilitized equipment and Phase II land-use right and buildings and holds the approvals from the Chinese government necessary to conduct our assembly and test operations our Phase I facility. A dispute with Changshi could cause Changshi to be unwilling to perform its contractual obligations as lessor for our Dongguan Facilities. In such circumstances, Changshi could prevent us from operating the facilities, which, following transfer of substantially all of our manufacturing operations to Dongguan, will mean that we would be unable to conduct our business. Although we have the contractual right under our respective leases with Changshi to purchase the Dongguan facilities from Changshi at stipulated times, there can be no assurance that we will have sufficient funds or access to financing in order to purchase the facilities. Any disruption in our business due to a dispute with Changshi may have a material adverse effect on our results of operations. In addition, if Changshi were to breach one or more of their agreements with us, we would be called upon to initiate binding arbitration in Beijing before the China International Economic and Trade Arbitration Commission. The outcome of any such arbitration would be controlled by Chinese law and could be time consuming and unfavorable to us.

Changshi hires our Dongguan employees and we expect these employees to unionize. If we encounter future labor problems, we may fail to deliver our products in a timely manner, which could adversely affect our revenues and profitability.

Pursuant to the terms of the management services agreement with Changshi, Changshi began hiring engineering, managerial and direct labor employees for staffing Phase I of the Dongguan facility and these workers will be employees of Changshi. However, these workers will have been selected by us and will be under our direct supervision and control. The employment agreements for the Dongguan workers, which include workplace rules, salaries and benefits, have been drafted and approved by us and we believe that they are fully compliant with the employment laws of China. None of these employees or our other employees are currently represented by a union. However, we expect the workers in our Dongguan factory to unionize, although we are not sure what percentage of this workforce will be affected. It is possible that the union will be subject to collective bargaining and wage agreements. These agreements could increase our labor costs in China and have an adverse impact on our operating results. In addition, once unionized, this workforce may undertake labor protests and work stoppages, which could also have an adverse impact on our operating results. We cannot assure you that any potential issues with the expected labor union or other employees will be resolved favorably for us in the future, that we will be successful in negotiating any potential wage and collective bargaining agreements, that we will not experience significant work stoppages in the future or that we will not record significant charges related to those work stoppages.

Operating a new facility in China can be fraught with uncertainty and there can be no assurances that this China facility will bring its intended benefits to us.

Many legal, operational and financial risks may prevent us from realizing our intended benefits in China in connection with the completion of the move of our manufacturing operations to Dongguan, China. These risks include:

•	economic, political and social uncertainties in China;

•	changes in, and the arbitrary enforcement of, commercial laws, currency controls, import tariffs and duties, customs regulations, and taxation laws in China;

•	local infrastructure problems, such as electrical power interruptions, in an area that has only recently undergone a very rapid industrial development;

•	quality problems arising from the start up of new manufacturing processes by operators who lack experience with our sophisticated manufacturing equipment;

•	transportation difficulties that may be encountered in receiving supplies and/or in shipping finished products by land or by air;

•	an unwillingness or hesitancy on the part of customers to qualify their products in the new facilities;

•	an inability to attract and retain sufficient and qualified engineering and management talent and resources;

•	measures which may be introduced to control inflation or deflation;

•	changes in the rate or method of taxation;

•	continuing fluctuations in the value of the Chinese Renminbi currency;

•	modifications to fiscal, banking or monetary policies to reduce the rate of future growth in China; and

•	imposition of additional restrictions on currency conversion and remittances abroad.

While China’s economy has experienced significant growth in the past twenty years, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall economy in China, but may also have a negative effect on us. For example, our operating results and financial condition may be adversely affected by governmental control over capital investments or changes in tax regulations applicable to us.

The economy in China has been transitioning from a planned economy to a more market-oriented economy. Despite recent transitions to a market-oriented economy, a substantial portion of productive assets in China is still owned by the Chinese government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. It also exercises significant control over China’s economic growth through allocation of resources, controlling payment of foreign currency denominated obligations, setting monetary and banking policy and providing preferential treatment of particular industries or companies.

The Chinese legal system is based on written statutes. These statutes remain largely untested and prior court decisions interpreting them may be noted for reference but have limited value as precedents. Since 1979, the Chinese government has promulgated laws and regulations dealing with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade. However, because these laws and regulations are relatively new and because of the limited volume of published cases and their non-binding nature, interpretation and enforcement of these laws and regulations involve significant uncertainty. In addition, as the Chinese legal system develops, changes in such laws and regulations, their interpretation or their enforcement may lead to additional restrictions on our business.

The Chinese government and provincial and local governments have provided, and continue to provide, various incentives to Chinese domestic companies in the semiconductor industry, which may include our recently formed Chinese subsidiary, in order to encourage development of the industry. Such incentives include tax rebates, reduced tax rates, favorable lending policies and other measures. Any of these incentives could be reduced or eliminated by governmental authorities at any time. Any such reduction or elimination of incentives which may be provided to us could adversely affect our business and operating results.

Our corporate structure may restrict our ability to receive dividends from, and transfer funds to, our Chinese operating subsidiary, which could restrict our ability to make payments on our 9.25% senior notes due 2011 or act in response to changing market conditions.

While we are a Cayman Islands holding company, we plan in the future to conduct a substantial portion of our assembly and test operations through a newly formed Chinese subsidiary. The ability of this subsidiary to pay dividend and other payments to us may be restricted by factors that include changes in applicable foreign exchange and other laws and regulations. In particular, under China law, a Chinese subsidiary may pay dividends only after at least 10% of its net profit has been set aside as reserve funds, unless such reserves have reached at least 50% of its registered capital. The profit available for distribution from our Chinese subsidiary is determined in accordance with generally accepted accounting principles in China. This calculation may differ from one performed in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). Our Chinese subsidiary was founded in late December 2004 in connection with Phase II of the transition of our manufacturing operations from Hong Kong to Dongguan, China and has not yet commenced any operations or generated any net profits. Moreover, its registered capital is approximately $33 million, of which approximately $10.6 million has been contributed as of the date of this prospectus, and may be subject to change. The ability of this subsidiary to pay dividends will depend ultimately on the profitability of its business. As a result, we may not have sufficient distributions from our Chinese subsidiary to enable necessary profit distributions to us or any distributions to our shareholders in the future.

Payments by our Chinese subsidiary to us other than as dividends, such as payments of loan principal and interest, may be subject to governmental approval and taxation. Any transfer of funds from ASAT Holdings to our Chinese subsidiary, either as a shareholder loan or as an increase in registered capital, is subject to registration or approval of Chinese governmental authorities, including the relevant administration of foreign exchange or other relevant examining and approval authorities. In addition, it is not permitted under China law for our Chinese subsidiary to directly lend money to our Hong Kong or other subsidiaries. Therefore, it is difficult to change our capital expenditure plans once the relevant funds have been remitted to our Chinese subsidiary. These limitations on the free flow of funds between us and our Chinese subsidiary could restrict our ability to act in response to changing market conditions and reallocate funds from our Chinese subsidiary to our other subsidiaries in a timely manner.

With most of our operations conducted in our facilities in Hong Kong and China, we are vulnerable to natural disasters, and other disruptive regional events, which could cause us to lose revenue and perhaps lose customers.

We currently conduct our assembly operations in our facilities in Hong Kong and China. Significant damage or other impediments to any of these facilities, whether as a result of fire, weather, disease, civil strife, industrial strikes, breakdowns of equipment, difficulties or delays in obtaining imported spare parts and equipment, natural disasters, terrorist incidents, industrial accidents or other causes could temporarily disrupt or even shut down our operations, which would have an adverse effect on our financial condition and operating results. For example, our operations in Hong Kong and Dongguan are both vulnerable to regional typhoons that can bring with them destructive winds and torrential rains, which can in turn cause plant closures and transportation interruptions.

With respect to our facilities in Hong Kong, we maintain insurance, including business interruption insurance, against some, but not all, of these events. With respect to the facility in Dongguan, China, Changshi has procured insurance covering the buildings and public liability insurance and we have procured insurance covering the contents of the buildings and public liability insurance. Because commercial production has only recently started at the Phase I facility in Dongguan, we have procured business interruption insurance with only limited coverage. We cannot assure you that our insurance or the insurance procured by Changshi would be adequate to cover any direct or indirect loss or liability resulting from any of the events described above.

Our new facilities in Dongguan, China have recently become fully operational and any disruptions in available power supply in Dongguan could disrupt our operations, reduce our sales and increase our expenses.

As of the date of this prospectus, we have transferred approximately 275 units of wirebonders, which represents approximately 48% of our existing installed assembly capacity, to Dongguan, China. Our assembly and test operations in China are dependent on a reliable source of electrical power. For economic and continuous manufacturing operations, we are dependent on electrical power supplied by state run power generating facilities. Although we have installed back-up generators in our new China facility and have dedicated power lines and substations, we will remain dependent on state supplied electrical power. China is now experiencing an electrical power shortfall that is expected to increase in the near term as the imbalance between capacity and demand grows. The projected power shortfall is expected to be most acute in southern China, including Dongguan where our factory is located. In Dongguan, demand for power exceeded supply during most of calendar year 2003 and 2004. Should our Phase I facility be subject to rolling blackouts or should the power shortage result in brownouts of increased severity, our operations may suffer temporary shutdowns or be otherwise inconvenienced. We believe that the potential for blackouts and brownouts that could affect our operations at the Phase I facility will be highest during warm weather conditions.

We currently have a dedicated power supply line for supporting the Phase I facility. This line should not be subject to any rolling blackouts. In addition, we currently have back-up generators that support a portion of production at our Dongguan facilities. However, the dedicated power line may not provide us with adequate power during prolonged blackouts. Phase II of our move to China includes the installation of a separate dedicated power supply line from an alternative power source, which we expect to provide independent and continuous back-up power. Nevertheless, these dedicated power lines may not provide us with adequate power during prolonged blackouts. Any interruption in our ability to continue our operations at the Dongguan facilities could damage our reputation, harm our ability to retain existing customers and to obtain new customers, and could result in lost revenue and increased expenses, any of which would substantially harm our business and results of operations.

In addition to the above, if retail electricity prices rise dramatically in Dongguan, we would expect our expenses to increase and our operating results to be adversely affected.

We may not be able to continue to reduce our cost structure. Even if we do, it may not reduce our operating expenses by as much as we anticipate.

Beginning in 2001, in response to the severe downturn in the semiconductor sector, we began to reduce costs. Since the end of the January 2002 quarter, we have been implementing our corporate restructuring program in order to reduce our overall cost structure and improve profitability. We implemented cost saving measures, including reductions in material, labor, overhead and administrative costs. We continue to reduce our cost structure and installed SAP’s enterprise resource planning solution and Camstar’s manufacturing tracking and execution system to enable us to implement improved business processes. We are also moving our assembly and test facilities from Hong Kong to lower-cost facilities in Dongguan, China. We cannot assure you that these cost saving measures will lead to profitability or that any expected net savings will occur. During the remainder of fiscal year 2006, we anticipate that there will be some additional expenses associated with commencing production in our Dongguan Phase II facility and in completing the move of our manufacturing operations to China. In addition, with respect to our new information systems, there can be no assurances that we will not encounter delays, errors or cost-overruns or other adverse consequences in implementing such systems. As we upgrade our information systems, we may encounter difficulties in integrating such technology into our business and we may find that such new systems may not be appropriate for our business. If our new information systems prove to be inadequate or their implementation severely delayed, our business, financial condition and results of operations may be harmed.

We rely on the development and perfection of ownership interests in a substantial amount of intellectual property in our business. If we are unable to protect this intellectual property, we may lose advantages in innovation over our competitors.

We have patents, confidentiality agreements, and other arrangements intended to protect certain of our proprietary manufacturing processes and product technologies. As of January 31, 2006, we had 43 issued U.S. patents. In addition, in May 2005, we entered into a multi-year cross-licensing agreement with LSI Logic Corporation (“LSI”) under which LSI will provide us with a license to use its Flip Chip Semiconductor package assembly technology. During the April 2005 quarter, we entered into a multi-year cross licensing agreement with Amkor Technology, Inc. (“Amkor”) under which we will provide Amkor with a license for our TAPP semiconductor package technology and Amkor will provide us with a license for its Flip Chip semiconductor package technology. During the October 2003 quarter, we also entered into a “quad flat pack no lead” chipscale package, or QFN, patent cross-license agreement with Amkor. These protections and any future measures we take might not adequately cover or protect our intellectual property. In particular, our competitors may be able to develop similar or superior products or manufacturing technologies, and many of these competitors invest greater amounts of capital towards such development efforts than we do. As a result, our patent portfolio may not have the breadth or depth of that of some of our competitors. Also, we cannot assure you that the Asian countries in which we manufacture and market our products will protect our intellectual property rights to the same extent as does the United States. That could leave us vulnerable to willful patent infringement or to the theft of trade secret information. However, even if we have valid protections in place, we may not have sufficient financial and legal resources to protect or enforce our rights. Furthermore, because many of our products and technologies are not covered by any patents or pending patent applications, they are susceptible to independent duplication and/or reverse engineering by competitors.

We are vulnerable to intellectual property infringement claims by third parties and may need to enforce our intellectual property rights against third parties.

The semiconductor industry is characterized by frequent claims regarding patent infringement. From time to time, third parties may claim that we are infringing on their intellectual property rights. Such claims could have a serious adverse effect on our business and financial condition.

If a third party were to bring a valid legal claim against us for patent infringement, we could be required to:

•	discontinue the use of any of our processes considered infringing;

•	cease the manufacture, use, import and sale of infringing products;

•	pay substantial royalties and/or damages;

•	develop non-infringing technologies; or

•	acquire licenses to the technology that we had allegedly infringed.

We may seek licenses from such parties, but they could either refuse to grant us a license or demand commercially unreasonable terms. We might not have sufficient resources both to pay for the licenses and to remain competitive. Such infringement claims could also cause us to incur substantial liabilities and to have to suspend or permanently cease the use of critical technologies or processes for the production and/or sale of major products. For instance, we recently settled a patent litigation case with Motorola, Inc. in connection with their claim of a breach under a patent cross-license agreement.

We may also need to enforce our patents and other intellectual property rights against infringement by third parties. If we were called to defend against a claim of patent infringement, or were we compelled to litigate to assert our intellectual property rights, we could incur substantial legal and court costs and be required to consume substantial management time and engineering resources in the process.

We could be adversely affected by an adverse outcome in legal proceedings to which we are, or in the future may become, subject.

We have in the past and may in the future become involved in various intellectual property, product liability, commercial, environmental, and tax litigations and claims, government investigations and other legal proceedings that arise from time to time in the ordinary course of our business. Litigation is inherently unpredictable, and we could in the future incur judgment or enter into settlement of claims that could have a material adverse effect on our results of operations. In addition, if we receive a final unsatisfied judgment in any litigation not covered by insurance in excess of $10 million that is not cured within 60 days following such judgment, there will be an event of default under the indenture for the 9.25% senior notes due 2011. Upon an event of default, either the trustee or the holders of at least 25% of the outstanding principal amount of the notes may declare the amounts payable on the notes due and payable. In the event that our obligations on the notes are accelerated at the time when we do not have sufficient funds to repay amount due on the notes, there will be a payment default on the notes and our financial results will be materially adversely affected.

The loss of key executive officers and engineers could negatively impact our business prospects. In addition, our inability to retain key personnel at all levels would limit our ability to develop new and enhanced assembly and test services.

We depend on our ability to attract and retain highly skilled technical, managerial, sales and marketing personnel. Competition for highly skilled technical, managerial, sales and marketing personnel is intense, particularly in Hong Kong and Southern China and the retention of skilled engineering personnel in our industry typically requires competitive compensation packages. In attracting and retaining such personnel, we may be required to incur significantly increased compensation costs. In August 2005, our Board of Directors terminated the employment of our Chief Executive Officer, Harry R. Rozakis and replaced him with Robert J. Gange, previously our Chief Financial Officer. We cannot predict whether we will be successful in attracting and retaining the personnel we need to successfully develop and market new and enhanced assembly and test services in order to grow our business and achieve profitability.

The loss of key suppliers or their failure to deliver sufficient quantities of materials on a timely basis could negatively impact our business prospects. Our inability to qualify second sources for certain suppliers could limit our production capabilities.

The principal materials used in our assembly process are polymer substrates, leadframes, gold wire and plastic molding compounds. In the ordinary course of business, we purchase most of our leadframes from QPL and its affiliates, our largest affiliated shareholder group, and our substrates from several suppliers in Japan, Korea and Hong Kong. To maintain competitive packaging operations, we must obtain from these suppliers, in a timely manner, sufficient quantities of acceptable quality materials and equipment at competitive prices. We purchase all of our materials on a purchase order basis and, have no long-term contracts with any suppliers, other than the inventory management and supply agreement we entered into with QPL Limited and Talent Focus Industries Limited on October 27, 2005. From time to time, particularly during industry upturns, vendors have extended lead times or limited the supply of required materials to us because of vendor capacity constraints and, consequently, we have experienced difficulty in obtaining acceptable materials on a timely basis. In addition, particularly during industry upturns, prices that we pay for materials may increase due to increased industry demand. This increase could negatively impact our operating results especially if we are unable to pass this cost on to our customers. Further, if any of our vendors, particularly QPL, were to cease operations for any reason, we may experience difficulty in obtaining acceptable materials from alternative vendors on a timely, cost-effective basis. For example, in the April 2004 quarter, an upstream vendor to one of our key suppliers announced the discontinuance of the production of metalized tape of a certain composition. This discontinuance forced our suppliers to send “end of life” notices to almost a dozen of its customers, several of whom were highly dependent on products assembled with the discontinued material.

Environmental, health and safety laws could impose material liability on us and our financial condition may be negatively affected if we are required to incur significant costs of compliance.

Our operations in Hong Kong are subject to environmental, health and safety laws. These Hong Kong laws impose controls on our air and water discharges, on the storage, handling, discharge and disposal of chemicals, and on employee exposure to hazardous substances. If these laws were to change, they could require us to incur costs to maintain compliance and could impose liability to remedy the effects of hazardous substance contamination. Stricter enforcement of existing laws, the adoption of new laws or regulations or our failure to comply with these laws or regulations could cause us to incur material liabilities and require us to incur additional expense, curtail our operations and restrict our ability to grow.

In addition, our operations in China will be required to comply with various Chinese environmental laws and regulations administered by the central and local government environmental protection bureaus, including any environmental rules introduced by the local Chinese governments in Dongguan, China. These laws impose controls on our air and water discharges, on the storage, handling, discharge and disposal of chemicals, and on employee exposure to hazardous substances and impose fees for the discharge of waste substances above prescribed levels, require the payment of fines for serious violations and provide that the Chinese national and local governments may at their own discretion close or suspend any facility which fails to comply with orders requiring it to cease or cure operations causing environmental damage. If these laws were to change, they could require us to incur costs to maintain compliance and could impose liability to remedy the effects of hazardous substance contamination. Stricter enforcement of existing laws, the adoption of new laws or regulations or our failure to comply with these laws or regulations could cause us to incur material liabilities and require us to incur additional expense, curtail our operations and restrict our ability to grow.

QPL has provided us with chemical waste disposal services in Hong Kong due to our respective manufacturing operations being located in the same building. QPL, which was previously the landlord of our assembly facility in Tsuen Wan, Hong Kong, has provided these services to us pursuant to a license issued to QPL by the Hong Kong government that was required to be renewed by October 31 every other year. However, in June 2003 QPL relocated all of its manufacturing operations from our shared facility to its new facility in Dongguan, China. QPL agreed to continue to renew this license for our Tsuen Wan, Hong Kong facility for our benefit and we received a renewal license in November 2003 that expired in October 2005. In November 2005, we submitted an application of renewal license under the name of ASAT Limited. Any failure by us to obtain or to maintain such a license could materially and adversely affect our operations.

We do not anticipate making material environmental capital expenditures in connection with our current operations or the construction of the new facilities in Dongguan, China. However, we cannot predict whether future environmental, health and safety laws in either Hong Kong or China will require additional capital expenditures or impose other process requirements upon us, curtail our operations, or restrict our ability to expand our operations. We could be subject to material liabilities if the governments in Hong Kong or China adopts new environmental, health and safety laws, we fail to comply with new or existing laws, or other issues relating to hazardous substances arise.

Recent changes in environmental laws and regulations applicable to manufacturers of electrical and electronic equipment are causing us to redesign certain products, and may increase our costs and expose us to liability.

The implementation of new environmental regulatory legal requirements, such as lead free initiatives, could impact our product designs and manufacturing processes. The impact of such regulations on our product designs and manufacturing processes could affect the timing of compliant product introductions, the cost of our products as well as their commercial success. For example, a recent directive in the European Union bans the use of lead and other heavy metals in electrical and electronics equipment beginning in 2006. As a result, in advance of this deadline, some of our customers selling products in Europe have begun demanding products from component manufacturers, such as us, that do not contain these banned substances. Because most of our existing assembly processes utilize a tin-lead alloy as a soldering material in the manufacturing process, in order to continue our product designs and manufacturing processes we must redesign some of our assembly processes and products in response to this new legislation. The redesign may result in increased research and development costs and manufacturing and quality control costs. In addition, the products we assemble to comply with the new regulatory standards may not perform as well as our current products. Moreover, if we are unable to successfully and timely redesign existing products and introduce new products that meet the standards set by environmental regulation and our customers, sales of our products could decline, which could materially adversely affect our business, financial condition and results of operations.

Some of our costs are denominated in foreign currencies and the continued depreciation of the U.S. dollar against such foreign currencies, including the Chinese Renminbi, could increase these costs.

While substantially all of our revenues are U.S. dollar denominated, a portion of our costs are denominated in other currencies, primarily Hong Kong dollars, Chinese Renminbi and, to a lesser extent, Japanese yen. The Hong Kong dollar historically has accounted for the largest share of our costs. Because the exchange rate of the

Hong Kong dollar to the U.S. dollar has remained close to the current linked rate of HK$7.80 = $1.00 since 1983, we have not experienced significant foreign exchange gains or losses associated with that currency. However, the Hong Kong government could change the linked rate or abandon the link altogether. The Japanese yen has fluctuated significantly against the U.S. dollar in recent years and may continue to fluctuate. The depreciation of the U.S. dollar against the Hong Kong dollar or Japanese yen would generally increase our Hong Kong dollar or Japanese yen expenses, which could have an adverse effect on our financial condition and results of operations.

Additionally, we expect that our exposure to fluctuations in the value of the Chinese Renminbi will significantly increase due to our new manufacturing facilities in Dongguan, China. From 1994 to July 2005, the conversion of Renminbi into foreign currencies, including Hong Kong and U.S. dollars, was based on rates set by the People’s Bank of China, which were set daily based on the previous day’s interbank foreign market exchange rate and current exchange rates on the world financial markets. As a result, the exchange rate of the Renminbi to the U.S. dollar was previously substantially pegged or fixed. On July 21, 2005 the government of China announced that the exchange rate of the Renminbi was being appreciated against the U.S. dollar and that the Renminbi would henceforth have a more flexible exchange rate within a 0.3% band that would float against a basket of unidentified foreign currencies. However, the Chinese government may decide to change or abandon this new policy at its sole discretion at any time in the future. This appreciation of the Renminbi against the U.S. dollar and any further appreciation in the exchange rate of the Renminbi against the U.S. dollar will increase our costs relating to our planned China operations.

Economic, political and legal developments in Hong Kong could affect our business.

Our results of operations, financial position and prospects are subject to a significant degree to the economic, political and legal developments in Hong Kong. On July 1, 1997, Hong Kong became a Special Administrative Region of the People’s Republic of China when the People’s Republic of China resumed the exercise of sovereignty over Hong Kong. The basic policies of the People’s Republic of China regarding Hong Kong are embodied in the Basic Law of Hong Kong, which was adopted by the National People’s Congress of the People’s Republic of China on April 4, 1990 and came into effect on July 1, 1997. The Basic Law provides that Hong Kong will have a high degree of autonomy and enjoy executive, legislative and independent judicial power, including that of final adjudication, in accordance with the provisions of the Basic Law. Under the principle of “one country, two systems,” the socialist system and policies will not be practiced in Hong Kong, and the previous capitalist system and way of life shall remain unchanged for 50 years. There can be no assurance that economic, political and legal developments in Hong Kong will not adversely affect our operations.

Outbreaks of epidemics and communicable diseases in Hong Kong, China and other parts of Asia may disrupt our business operations, causing us to lose customers and revenue.

In early calendar year 2003, China, Hong Kong and certain other countries, largely in Asia, experienced the spread of the Severe Acute Respiratory Syndrome, or SARS, virus. The SARS virus was believed to have first originated in Southern China and then spread to Hong Kong before becoming an international health concern. The World Health Organization and several countries issued travel warnings against international travel to Hong Kong, China and several other Asian nations during the period of the alert. This severely curtailed customer visits to our facilities. In addition, we have been unable to obtain insurance coverage at commercially reasonable rates for business interruptions resulting from the spread of communicable diseases. In that regard, there can be no assurance that the SARS virus and/or a different or even more virulent virus will not make a reappearance in the future. If such an outbreak were to occur in Hong Kong and China, and if the outbreak were to be prolonged, uncontrolled and/or associated with high mortality, our operations could be severely impacted, such as through plant closures and the imposition of other emergency measures, any of which would have material adverse effect on our financial condition and results of operations. Furthermore, any outbreak in any of our premises or manufacturing plants could result in our management and employees being quarantined and our operations being required to be suspended.

We may experience seasonality in the sales of our products, which could cause our operating results to be adversely impacted.

We may experience a decline in business activity during the Lunar New Year, which is a major holiday celebrated in China and many other countries in Asia. Many businesses within China are closed for a period of approximately 10 days around the Lunar New Year, which occurs in January or February of each year. This could lead to decreased sales during the fiscal quarter in which the Lunar New Year falls. Since we only recently commenced operations in China, to date we have not experienced material seasonality. We expect that as we conduct more of our business in China, we will experience seasonality, although it is difficult for us to evaluate the degree to which seasonality may affect our business in future periods.

Our substantial indebtedness could adversely affect our operations.

We have a significant amount of indebtedness that will increase further if we are able to borrow funds upon meeting the specified conditions set forth in the purchase money loan commitment from one of our principal shareholder groups. As of October 31, 2005, we had total liabilities of $217.4 million. On January 25, 2006, we closed the funding of the first $10 million tranche under the purchase money loan facility. If new debt is added to our consolidated debt level, the related risks that we now face could intensify.

Covenants in the agreements governing our existing debt, and debt we may incur in the future, may materially restrict our operations, including our ability to incur debt, pay dividends, make certain investments and payments, and encumber or dispose of assets. In addition, financial covenants contained in agreements relating to our existing and future debt could lead to a default in the event our results of operations do not meet our plans and we are unable to amend such financial covenants prior to default. A default under one debt instrument may also trigger cross-defaults under our other debt instruments. An event of default under any debt instrument, if not cured or waived, could have a material adverse effect on us and our capital structure.

Our substantial indebtedness could have important consequences to our ability to operate our company. For example, it could:

•	increase our vulnerability to general adverse economic and industry conditions;

•	limit our ability to fund future working capital, capital expenditures, research and development and other general corporate requirements;

•	require us to dedicate a substantial portion of our cash flow from operations to service payments on our debt;

•	limit our flexibility to react to changes in our business and the industry in which we operate;

•	place us at a competitive disadvantage to any of our competitors that have less debt; and

•	limit, along with the financial and other restrictive covenants in our indebtedness, among other things, our ability to borrow additional funds.

We may not be able to finance future needs because of restrictions placed on us by the indenture governing our 9.25% senior notes due 2011.

The indenture governing our 9.25% senior notes due 2011 contains, and agreements governing our future debt may contain, various covenants that limit our ability to, among other things:

•	pay dividends, redeem capital stock and make certain other restricted payments or investments, including loans, guarantees and advances;

•	incur additional indebtedness, including guarantees, or issue certain equity interests;

•	merge, consolidate or sell all or substantially all of our assets;

•	issue or sell capital stock of some of our subsidiaries;

•	sell or exchange assets or enter into new businesses;

•	create or permit restrictions on the ability of our restricted subsidiaries to pay dividends or make other distributions to us;

•	create liens on assets; and

•	enter into particular types transactions with affiliates or related persons.

The purchase money loan agreement entered into in connection with our shareholder financing contains various restrictive covenants, including those described above and additional restrictions on our ability to incur indebtedness.

Our ability to comply with covenants contained in the indenture for our 9.25% senior notes due 2011, our purchase money loan agreement and other agreements governing indebtedness to which we may become a party may be affected by events beyond our control, including prevailing economic, financial and industry conditions. We operate in an industry that requires large capital expenditures in order to stay competitive, and the indenture, and agreements governing other debt we may incur, may limit our ability to finance these capital expenditures. Our failure to comply with these covenants could result in an event of default which, if not cured or waived, could result in an acceleration of our indebtedness and cross-defaults under the agreements governing other indebtedness to which we may become a party. Any such acceleration or cross-default could require us to repay or repurchase debt, together with accrued interest, prior to the date it otherwise is due, which could adversely affect our financial condition.

Even if we are able to comply with all applicable covenants, the restrictions on our ability to operate our business in our sole discretion could harm our business by, among other things, limiting our ability to take advantage of financing, mergers, acquisitions and other corporate opportunities that we believe would be beneficial to us.

We issued preferred shares and warrants in connection with the preferred shares financing arrangement and warrants in connection with the purchase money loan commitment with our two principal shareholder groups, which have a significant dilutive effect upon our shareholders.

As described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three Months and Six Months Ended October 31, 2005 and 2004 Operating and Financial Review and Prospects—Liquidity and Capital Resources—Material Financing Arrangements” in our Report on Form 6-K for the Fiscal Quarter ended October 31, 2005, in October 2005 we completed our preferred shares financing arrangement and satisfied the conditions for the effectiveness of our purchase money loan financing commitment with our two principal shareholder groups. We issued warrants in connection with the preferred shares commitment to the two principal shareholder groups and to a member of the JPMP Funds shareholder group in connection with the purchase money loan facility. We issued additional warrants to these shareholders on January 25, 2006 when we closed the funding of the first $10.0 million tranche under the purchase money loan facility. The holders can convert their preferred shares into ordinary shares at any time prior to their maturity. The initial conversion price of the preferred shares is $0.09 per ordinary share (equivalent to $0.45 per ADS), but will be reset on October 31, 2006 to 80% of the average trading price per share equivalent of our ordinary shares during the preceding three months if such amount were below the conversion price of $0.09 per ordinary share (equivalent to $0.45 per ADS), subject to a floor of $0.065 per ordinary share (equivalent to $0.325 per ADS) each subject to adjustment under anti-dilution provisions. The conversion price will also be subject to weighted average based anti-dilution protection in the event of issuance of certain equity securities and shall be proportionally adjusted for share splits, dividends, re-combinations and similar events. The warrants are exercisable at a price of $0.01 per ordinary share (equivalent to $0.05 per ADS), subject to adjustment for stock splits and certain other situations specified in the warrants. If holders convert the preferred shares or exercise the warrants, we will issue ordinary shares and such issuances will be dilutive to our holders of ordinary shares and ADSs. In addition, if such shareholders sell substantial amounts of their ADSs in the public market during a short period of time, prices of these securities may decline significantly.

The market price of our American Depositary Shares, or ADSs, may be volatile and you may not be able to resell your ADSs at or above the price you paid, or at all. In addition, the liquidity of the ADSs may also be adversely affected by our recent transfer to the Nasdaq Capital Market or delisting.

Our ADSs have experienced substantial price volatility during the past three years, particularly as a result of variations between our anticipated and actual financial results, the published expectations of analysts, and announcements by our competitors and by us. From time-to-time, this volatility has been exacerbated by the relatively low average daily trading volumes of our ADSs. In addition, the stock market itself has experienced extreme price and volume fluctuations that have negatively affected the market price of the stocks of many technology and manufacturing companies. These factors, as well as general worldwide economic and political conditions, may materially adversely affect the market price of our ADSs in the future.

Our ADSs are currently quoted on the Nasdaq Capital Market under the symbol “ASTT.” Our ADSs were recently transferred to the Nasdaq Capital Market from the Nasdaq National Market. On May 25, 2005, we received a compliance notice from The Nasdaq Stock Market, Inc. stating that, for a period of 30 consecutive trading days, our ADSs had closed below the minimum bid price of $1.00 per share as required under the Nasdaq Marketplace Rule 4450(a)(5) for continued listing on the Nasdaq National Market. In accordance with Nasdaq’s Marketplace Rules, we had until November 21, 2005 to regain compliance with the Nasdaq National Market’s continued listing requirements and, as we failed to meet those requirements, we transferred the listing of our ADSs to the Nasdaq Capital Market effective November 30, 2005.

We cannot assure you that we will be able to meet the continued listing requirements for the Nasdaq Capital Market or that that we will be able to meet the listing requirements of the Nasdaq National Market in the future.

The liquidity and price of our ADSs could be negatively impacted by this transfer to the Nasdaq Capital Market. For example, the demand for our ADSs may be curtailed by certain investment entities that have self-imposed restrictions and/or investment limitations regarding the trading in and holding of securities that are listed on the Nasdaq Capital Market. Any of these entities that hold our ADSs prior to a transfer to the Nasdaq Capital Market would likely sell their ADSs, which would tend to depress the price of our ADSs. In addition, the quotation of our ADSs on the Nasdaq National Market preempts the operation of the laws of the various U.S. states relating to the qualification of securities. Securities listed on the Nasdaq Capital Market do not preempt the operation of these laws and the liquidity of the ADSs may be negatively impacted. If we are unable to meet the listing requirements of the Nasdaq Capital Market, our ADSs may not be traded on any market, and the price and liquidity of your ADSs may decline.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains statements and information that involve risks, uncertainties and assumptions. These statements and information constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Forward-looking statements are all statements that concern plans, objectives, goals, strategies, future events or performance and underlying assumptions and other statements that are other than statements of historical fact, including, but not limited to, those that are identified by the use of words such as “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” “predicts,” “projects” and similar expressions. Risks and uncertainties that could affect us include, without limitation, dependence on the highly cyclical nature of the semiconductor industry, our ability to rapidly develop and successfully bring to market advanced technologies and services, the concentration of our business in the communications sector, the incurrence of significant capital expenditures for manufacturing technology and equipment, the success of moving our assembly and test facilities from Hong Kong to Dongguan, China, operating new assembly and test facilities in China, our high leverage and the restrictive covenants contained in the agreements governing our indebtedness, fluctuating demand and continuous downward pressure on selling prices in the semiconductor industry, low capacity utilization rates, loss of a large customer, weaknesses in global economies, natural disasters, losses of power to our facilities in Dongguan, China, volatility in the market price of our ADSs, environmental regulation, fluctuation in foreign currencies, uncertainty as to demand from our customers over both the long-term and short-term, competitive pricing and declines in average selling prices we experience, the timing and volume of orders relative to our production capacity, complexity in our assembly processes, the availability of financing, competition and the greater operating and financial resources of competitors, ability to successfully complete potential acquisitions and integrate other parties into our business, dependence on raw material and equipment suppliers, ability to transfer funds to and from our Chinese operating subsidiary, seasonality in sales of our products and the enforcement of intellectual property rights by or against us. Should one or more of such risks and uncertainties materialize, or should any underlying assumption prove incorrect, actual outcomes may vary materially from those indicated in the applicable forward-looking statements. Any forward-looking statement or information contained in this document speaks only as of the date the statement was made.

All of our forward-looking statements made herein and elsewhere are qualified in their entirety by the risk factors discussed in the section entitled “Risk Factors.” These risk factors describe circumstances which could cause actual results to differ materially from those contained in any forward-looking statement. We do not intend to update or revise any forward-looking statements made herein to reflect actual results or changes in assumptions, future events or otherwise. Accordingly, forward-looking statements should not be relied upon as a prediction of actual result.

USE OF PROCEEDS

The selling shareholders will receive all of the proceeds from the shares to be sold in this offering.

DIVIDEND POLICY

We have never declared or paid cash dividends on our ordinary shares. We currently intend to retain all earnings for use in our business. Therefore, we do not anticipate declaring or paying any cash dividends on our ordinary shares in the foreseeable future. Furthermore, our ability to pay dividends is restricted by the covenants of the indenture for our 9.25% senior notes due 2011 and the covenants in our purchase money loan agreement.

Holders of our ordinary shares are entitled to receive such dividends as may be recommended by our board of directors and declared by the shareholders at a general meeting. Under Cayman Islands law, dividends may be paid only out of profits, which include net earnings, retained earnings undistributed in prior years and out of share premium, a concept analogous to paid-in surplus in the United States, subject to a statutory solvency test.

Holders of ADSs on the relevant record date will be entitled to receive any dividends payable on the ordinary shares underlying the ADSs, subject to the terms of the deposit agreement under which the ADSs are issued. Subject to exceptions provided in the deposit agreement, cash dividends will be converted by the depositary to U.S. dollars and paid by the depositary to holders of ADSs, net of conversion expenses of the depositary, and in accordance with the deposit agreement. The rights of holders of ADSs to any dividends or other distributions on the ordinary shares underlying the ADSs will be governed by the deposit agreement and may be different from the right of holders of ordinary shares.

The Series A Preferred Shares accrue dividends at the rate of 13% per annum, payable semi-annually in arrears on March 15 and September 15 of each year, commencing March 15, 2006. Such dividends are payable, at our option, in either cash, unless payment in cash is prohibited by law or by the terms of our debt instruments, or in additional Series A Preferred Shares or ordinary shares. Each of the indenture for our 9.25% senior notes due 2011 and our purchase money loan agreement currently prohibits payment of the dividends on the Series A Preferred Shares in cash and are likely to do so for the foreseeable future.

PRICE RANGE OF ADSs

Our ordinary shares trade in the form of ADSs evidenced by American depositary receipts, or ADRs. Our ADSs are quoted on the Nasdaq Capital Market under the symbol “ASTT.” Each ADS represents ownership interests in five of our ordinary shares (or the right to receive five ordinary shares). The Bank of New York acts as the depositary of our ADSs. The table below presents the high and low closing prices for the ADSs traded on the Nasdaq National Market or Nasdaq Capital Market, as applicable, for the periods presented.

	Price per ADS on Nasdaq National Market or Nasdaq Capital Market
	High ($)	Low($)
Annual Highs and Lows
Fiscal Year Ended April 30,
2001	$11.56	$3.44
2002	5.60	1.00
2003	1.97	0.35
2004	4.60	0.42
2005	2.46	0.88
Quarterly High and Lows
Fiscal Year Ended April 30, 2004
First Quarter	$1.18	$0.42
Second Quarter	3.02	0.80
Third Quarter	4.60	2.70
Fourth Quarter	3.66	2.07
Fiscal Year Ended April 30, 2005
First Quarter	$2.46	$1.05
Second Quarter	1.20	0.88
Third Quarter	1.70	1.05
Fourth Quarter	1.30	0.91
Fiscal Year Ended April 30, 2006
First Quarter	$1.08	$0.78
Second Quarter	0.87	0.55
Third Quarter	1.28	0.59
Fourth Quarter (through February 23, 2006)	1.24	0.99
Monthly Highs and Lows (most recent six months)
August	$0.82	$0.55
September	0.87	0.56
October	0.85	0.70
November	0.73	0.59
December	0.84	0.60
January	1.28	0.77
February (through February 23, 2006)	1.24	0.99

On February 23, 2006, the closing price of our ADSs as reported on the Nasdaq Capital Market was $1.19 per ADS.

Following the offering of our ADSs in July 2000, our ADSs were quoted on the Nasdaq National Market until June 2003. On June 26, 2003, as we did not meet the listing requirements for the Nasdaq National Market, Nasdaq approved our application to transfer to the Nasdaq Capital Market, where our ADSs were quoted from July 1, 2003 to April 12, 2004. On April 12, 2004, the ADSs once again began being quoted on the Nasdaq National Market. On November 28, 2005, as we again did not meet the listing requirements for the Nasdaq National Market, Nasdaq approved our application to transfer the Nasdaq Capital Market, effective November 30, 2005, where our ADSs are presently quoted.

EXCHANGE RATE INFORMATION

The Hong Kong dollar is freely convertible into other currencies (including the U.S. dollar). Since 1983, the Hong Kong dollar has effectively been officially pegged to the U.S. dollar at the rate of approximately HK$7.80 = US$1.00. However, the market exchange rate of the Hong Kong dollar against the U.S. dollar continues to be influenced by the forces of supply and demand in the foreign exchange market. The Hong Kong government, acting through the Hong Kong Monetary Authority, has a number of means by which it may act to maintain exchange rate stability. However, we cannot assure you that the Hong Kong government will maintain the peg at HK$7.80 to US$1.00 or at all. Exchange rates between the Hong Kong dollar and other currencies are influenced by the rate between the U.S. dollar and such other currencies.

Additionally, we expect that our exposure to fluctuations in the value of the Chinese Renminbi will significantly increase due to our new manufacturing facilities in Dongguan, China. From 1994 to July 2005, the conversion of Renminbi into foreign currencies, including Hong Kong and U.S. dollars, was based on rates set by the People’s Bank of China, which were set daily based on the previous day’s interbank foreign market exchange rate and current exchange rates on the world financial markets. As a result, the exchange rate of the Renminbi to the U.S. dollar was previously substantially pegged or fixed. On July 21, 2005 the government of China announced that the exchange rate of the Renminbi was being appreciated against the U.S. dollar and that the Renminbi would henceforth have a more flexible exchange rate within a 0.3% band that would float against a basket of unidentified foreign currencies. However, the Chinese government may decide to change or abandon this new policy at its sole discretion at any time in the future. This appreciation of the Renminbi against the U.S. dollar and any further appreciation in the exchange rate of the Renminbi against the U.S. dollar will increase our costs relating to our planned China operations.

DESCRIPTION OF CERTAIN INDEBTEDNESS

The following is a summary of the terms of our 9.25% senior notes due 2011, referred to below as the senior notes.

Guarantees. The senior notes have been irrevocably and unconditionally, jointly and severally, guaranteed on a senior unsecured basis by ASAT Holdings and all of its existing and future subsidiaries, subject to limited exceptions more fully described in the indenture. As of the date of this prospectus, ASAT Holdings, ASAT HK, Timerson and ASAT US are guarantors of the senior notes. If New ASAT (Finance) cannot make payments on the senior notes when they are due, the guarantors must make them instead. The guarantees will not be discharged with respect to any senior notes except by (1) payment in full of the principal of the senior notes, premium, interest and liquidated damages and additional amounts, if any, and all other amounts payable on the senior notes and (2) in limited circumstances in accordance with the guarantor release provisions described in the indenture.

Redemption and Repurchase. We may redeem all or a portion of the senior notes at any time after February 1, 2008. We may also redeem up to $52.5 million of the senior notes using the proceeds of equity offerings completed before February 1, 2007. If we experience a change of control, we must offer to purchase all of the senior notes.

Covenants. The senior notes contain covenants restricting the ability of New ASAT (Finance), the guarantors and the restricted subsidiaries of ASAT Holdings to act in a number of ways more fully described in the indenture, including:

•	Debt: incurring any debt or guarantees, except

(1) debt incurred and guarantees given in connection with the senior notes,

(2) intercompany debt,

(3) specified types of debt in connection with ordinary course of business,

(4) foreign exchange and interest rate hedging,

(5) limited refinancing indebtedness,

(6) amounts incurred in connection with standby letters of credit or performance bonds or pursuant to self-insurance obligations,

(7) limited amounts so long as no event of default occurs and ASAT’s consolidated EBITDA to fixed charges ratio, calculated in accordance with the indenture on a pro forma basis for the prior four quarters, would be at least 2.5 to 1.0, and

(8) limited amounts of specific categories of debt more fully described in the indenture, including secured credit facility debt in an amount equal to the greater of (1) $20 million and (2) the sum of 80% of the accounts receivable plus 50% of inventory of ASAT Holdings and its consolidated subsidiaries.

•	Payments: making restricted payments more fully described in the indenture, including dividends to equity holders, unless

(1) ASAT Holdings meets the financial ratio described in clause (7) under “Debt” above,

(2) a default or event of default has not occurred, and

(3) the aggregate amount of all restricted payments made by ASAT Holdings and its subsidiaries on or after the issue date would not exceed a specified threshold amount based on our net income and equity sale proceeds.

•	Restrictions on subsidiaries: restricting the ability of any subsidiary to pay dividends or make other distributions or transfer assets or property or make loans or advances to, or on behalf of, ASAT Holdings or any of its subsidiaries, except

(1) restrictions imposed by the senior notes or by other indebtedness ranked equally with the senior notes or the guarantees so long as such restrictions are no more restrictive than those of the senior notes and indenture,

(2) restrictions imposed by applicable law,

(3) restrictions existing on the date of the indenture,

(4) restrictions imposed by indebtedness incurred in compliance with the indenture,

(5) restrictions imposed in connection with the sale of a subsidiary,

(6) restrictions relating to the disposition of assets imposed by joint venture, partnership stock sale, asset sale and similar agreements entered into in the ordinary course of business, and

(7) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business.

•	Liens: creating, incurring, assuming or suffering to exist liens, except for certain liens permitted on assets, income or profits more fully described in the indenture, unless ASAT Holdings and its restricted subsidiaries provide the senior notes and the guarantees with equal and ratable security or, in the case of subordinated indebtedness, senior security.

•	Asset sales: selling, transferring, leasing or otherwise disposing of any assets including equity interests of subsidiaries, unless

(1) ASAT Holdings or its restricted subsidiary receives fair market value for the property subject to the asset sale, and

(2) At least 75% of such consideration consists of cash, cash equivalents or specified assets related to the business of ASAT Holdings and other conditions more fully described in the indenture governing the senior notes are met; however, ASAT Holdings and its restricted subsidiaries may

i. in the ordinary course of business, sell, transfer, assign or otherwise dispose of assets,

ii. dispose of assets under the merger, sale or consolidation provisions of the indenture,

iii. sell or dispose of obsolete personal property in the ordinary cause of business,

iv. dispose of assets to ASAT Holdings or any other restricted subsidiary,

v. in the ordinary cause of business, dispose of assets with an aggregate fair market value during the term of the indenture of less than $1.0 million,

vi. be issued equity by any subsidiary of ASAT Holdings in connection with transactions in accordance with the indenture,

vii. license intellectual property or know-how so long as cash received from exclusive license arrangements is applied in the manner further described in the indenture,

viii. grant liens permitted under the indenture,

ix. surrender, waive or settle litigation claims,

x. sell or transfer cash or cash equivalents in a manner not contravening other provisions of the indenture,

xi. make investments or payments permitted by other provisions of the indenture,

xii. sell or transfer an equity interest in a restricted subsidiary in exchange for a minority equity interest in an entity engaged in a related business, so long as the sale or transfer would comply with other provisions of the indenture, and

xiii. sell or convey specified real property in Hong Kong.

•	Related-party transactions: entering into or suffering to exist any contract, agreement, arrangement or transaction with any affiliate,

•	unless the terms of such transaction are fair and reasonable,

•	if involving consideration to either party in excess of $2.0 million, unless such transaction has been approved by a majority of the board of directors of ASAT Holding that are disinterested in such transaction, and

•	if involving consideration in excess of $10.0 million, unless ASAT Holdings obtains a fairness opinion as to the transaction from an independent investment banking firm of national reputation in the United States or, if pertaining to a matter for which such investment banking firms do not customarily render such opinions, an appraisal or valuation firm of national reputation in the United States.

•	Business combinations: in the case of ASAT Holdings, ASAT HK and New ASAT (Finance), consolidating with or merging with or into another person or selling, leasing, conveying or transferring all or substantially all of its assets to another person, unless

(1) either (a) ASAT Holdings, ASAT HK and New ASAT (Finance) is the continuing entity or (b) the resulting, surviving or transferee entity is a corporation organized under the laws of the Cayman Islands, British Virgin Islands, Hong Kong or the United States and expressly assumes all of ASAT Holdings’, ASAT HK’s or New ASAT (Finance)’s obligations in connection with the indenture, the senior notes and the guarantees,

(2) no default or event of default exists or would occur immediately after such transaction,

(3) immediately after such transaction, the consolidated, surviving or transferee entity would be able to satisfy financial ratios more fully described in the indenture,

(4) in the case of a transaction involving New ASAT (Finance), each guarantor shall have confirmed that its guarantee shall apply to the surviving entity,

(5) the surviving entity shall have delivered, prior to the consummation of the transaction, to the trustee an opinion of counsel that the holders will not suffer adverse tax consequences as more fully described in the indenture, and

(6) New ASAT (Finance) shall have delivered a certificate and an opinion of counsel to the trustee stating that the transaction complies with the indenture.

•	Other business combinations: in the case of the guarantors (other than in transactions involving ASAT Holdings or ASAT HK to which the covenant on limitations on merger, sale or consolidation described above applies), consolidating or merging with or into another person, unless

•	the guarantor is the continuing entity, or such person formed by or surviving any such consolidation or merger assumes all the obligations of such guarantor,

•	no default or event of default occurs, and

•	New ASAT (Finance) shall have delivered a certificate and an opinion of counsel to the trustee stating that the transaction complies with the indenture.

•	Change of business: engaging in any lines of business other than that which is a related business.

Events of Default. The senior notes contain customary events of default, including non-payment of principal, interest and other amounts due under the terms of the senior notes, violation of covenants, bankruptcy, cross default, material judgments and unenforceability of the guarantees. These events of default are subject to customary grace periods and materiality thresholds.

DESCRIPTION OF ORGANIZATIONAL DOCUMENTS AND SHARE CAPITAL

Memorandum and Restated Articles of Association

We were incorporated on October 20, 1999 in the Cayman Islands as an exempted company with limited liability, and our affairs are governed by our Restated Memorandum and Restated Articles of Association and the Companies Law (as revised) of the Cayman Islands and the common law of the Cayman Islands. The following is a summary of the Restated Memorandum and Restated Articles of Association, including rights and privileges pertaining to our ordinary shares.

Objects and Purpose

Our Restated Memorandum of Association provides that the objects for which we are established are unrestricted.

Directors

The Restated Articles of Association provide that any contract or arrangement in which a director of ours is interested shall be approved by a majority of the disinterested directors or by the shareholders in a general meeting prior to entry into the contract or arrangement. No director (except for the independent directors) shall be entitled to any remuneration for serving as a director. Our board of directors may exercise all the powers to borrow money without restriction. There is no mandatory age limit by which directors must retire. There is no shareholding qualification for directors.

Share Capital

We have a total authorized share capital of $30,000,000, divided into 2,999,000,000 ordinary shares of par value $0.01, 678,979,315 which were outstanding as of October 31, 2005 and 1,000,000 Series A Preferred Shares, par value $0.01 per share, 300,000 of which were outstanding as of October 31, 2005. All of the ordinary shares and Series A Preferred Shares issued and outstanding are registered shares and not bearer shares, and are fully paid, duly authorized and validly issued.

Cayman Islands laws provides that share capital may be increased in such manner as is provided for in the articles of association of the relevant company. Our Restated Articles of Association provide that our share capital may be increased by ordinary resolution of the shareholders. Our Restated Articles of Association are permissive of a repurchase or a reduction in share capital subject to approval by special resolution and such additional approvals as are required under the Companies Law of the Cayman Islands (in the case of reduction of capital, this would required approval of the Grand Court of the Cayman Islands).

Series A Preferred Shares

Issue Price

The effective issue price of each Series A Preferred Share is $50.00.

Conversion Price

Each Series A Preferred Share is convertible at the option of the holder into ordinary shares at a conversion price equal to $0.09 per ordinary share (equivalent to $0.45 per ADS). The conversion price is subject to adjustment as follows:

•	the conversion price is subject to customary adjustments for share splits, dividends, combinations and similar transactions;

•	subject to certain exceptions specified in our Restated Articles of Association, the conversion price will be adjusted on a weighted average basis in the event of any future issuance of ordinary shares or securities convertible, exchangeable or exercisable into ordinary shares, subject to certain exceptions, for no consideration or for consideration per share less than either the then effective conversion price of the ordinary shares, as determined based on the average closing prices of our ADSs for a thirty day trading period ending three days prior to the date of determination; and

•	the conversion price is subject to a potential reset on October 31, 2006 to 80% of the average trading price of our ADSs during the preceding three months if such amount were below the conversion price of $0.09 per ordinary share (equivalent to $0.45 per ADS), subject to a floor of $0.065 per ordinary share ($0.325 per ADS).

With respect to the second bullet point above, the exceptions include:

(1) ordinary shares issued upon conversion of the Series A Preferred Shares and the exercise of any warrants issued pursuant to the Securities Purchase Agreement or the purchase money loan agreement;

(2) ordinary shares or other equity securities (as defined in our Restated Articles of Association) issued or issuable to our employees, consultants or directors directly or pursuant to a stock option plan or restricted stock plan approved by our Board of Directors;

(3) ordinary shares or warrants with an exercise price that is equal to or greater than the fair market value (as defined in our Restated Articles of Association) on the date of issuance issued to financial institutions or lessors in connection with commercial credit arrangements or equipment financings;

(4) ordinary shares or other equity securities issuable upon exercise of equity securities outstanding as of the closing date of the Securities Purchase Agreement; and

(5) ordinary shares or warrants issued for noncash consideration in connection with any arm’s length agreement with a commercial or trade entity in connection with the delivery or purchase of goods and services in the ordinary course of business approved by our Board of Directors.

No adjustment to the conversion price shall be required unless the adjustment would require an increase or decrease of at least 1.0% in the conversion price. However, any adjustments not required to be made as a result of the preceding sentence will be carried forward and taken into account in any subsequent adjustment. If the holders of at least 66 2/3% of the then outstanding Series A Preferred Shares consent in writing to limit, or waive in its entirety, any anti-dilution adjustment to which the holder of the Series A Preferred Shares would otherwise be entitled to under our Restated Articles of Association, we will not be required to make any adjustment with respect to the Series A Preferred Shares in excess of such limit or at all, as the terms of such consent dictate.

Voting; Transferability

The Series A Preferred Shares have no voting rights except as mandatorily required by applicable law. No holder of Series A Preferred Shares may assign or transfer any Series A Preferred Shares or any rights, interests or obligations thereunder without the prior written approval of a majority of the Series A Preferred Shares then outstanding, subject to certain exceptions. Our Restated Articles of Association permit the assignment or transfer of Series A Preferred Shares to a permitted transferee (as defined in the shareholders agreement among our major shareholders, which are generally the general partners and limited partners of a fund which is a shareholder or wholly-owned subsidiaries of QPL) or to a party to the shareholders agreement among our major shareholders or their successors or assigns that agrees to be bound by the terms of such articles.

Dividends

The Series A Preferred Shares will accrue dividends at the rate of 13% per annum, payable semi-annually in arrears on March 15 and September 15 of each year, commencing March 15, 2006. Such dividends will be payable, at our option, either in cash, unless payment in cash is prohibited by law or by the terms of our debt instruments, or in additional Series A Preferred Shares or ordinary shares. Each of the Indenture, dated as of January 26, 2004, by and among New ASAT (Finance) Limited, us and certain of our subsidiaries as guarantors, and The Bank of New York, as trustee, and our purchase money loan agreement currently prohibits payment of the dividends on the Series A Preferred Shares in cash and are likely to do so for the foreseeable future.

Liquidation Preference

In the event of any liquidation, dissolution or winding up of us, the holders of Series A Preferred Shares will be entitled to receive, prior to and in preference to the distribution of any of our assets to holders of ordinary shares, an amount equal to 100% of the issue price of the Series A Preferred Shares, plus all accrued and unpaid dividends. Upon the completion of any such distribution to the holders of Series A Preferred Shares, our remaining assets available for distribution to our shareholders will be distributed among the holders of the Series A Preferred Shares and our ordinary shares pro rata based on the number of ordinary shares held by each on an as converted basis. Mergers, acquisitions and certain similar transactions will be deemed to be a liquidation, dissolution or winding up of us for these purposes.

Redemption

The Series A Preferred Shares are redeemable, in whole or in part, at the option of the holders on or after May 4, 2011. In such event, the redemption price for the Series A Preferred Shares will equal the issue price of the Series A Preferred Shares plus accrued and unpaid dividends to, but excluding, the redemption date. However, we will be under no obligation to redeem any Series A Preferred Shares unless the redemption is permitted by the terms of indenture for our 9.25% senior notes due 2011, our purchase money loan agreement and our facilities with Standard Chartered Bank.

The Series A Preferred Shares are also redeemable at our option, in whole or in part, at any time at a redemption price equal to the higher of (i) the issue price of the Series A Preferred Shares plus accrued and unpaid dividends thereon to, but excluding, the redemption date, and (ii) the aggregate fair market value of the ordinary shares into which the Series A Preferred Shares are then convertible.

In calculating the redemption price, fair market value will be determined as follows:

•	if traded on the Nasdaq National Market, the Nasdaq Small Cap Market or over the counter, the fair market value shall be deemed to be the average closing prices of our ADS over the thirty (30) day trading period ending three trading days prior to the determination date and dividing such average by the number of ordinary shares represented by each ADS; and

•	if there is no public market for the ADSs, transfer market value shall be determined in good faith by our board of directors.

Transfer Agent and Registrar

The transfer agent and registrar for the Series A Preferred Shares is U.S. Bank National Association.

Ordinary Shares. There are no limitations in our Restated Articles of Association or under Cayman Islands law on the right to own securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights although no shares in an exempted company may be offered to the public in the Cayman Islands.

Voting Rights. The holders of ordinary shares are entitled on a show of hands to one vote per holder and on a poll to one vote per share on all matters to be voted on by our shareholders.

Dividend Rights. Holders of the ordinary shares are entitled to share equally, share for share, if dividends are declared on our ordinary shares, whether such dividends are payable in cash, property or securities. Any dividend unclaimed after a period of six years from the date when it was declared shall be forfeited and shall revert to us.

Liquidation Rights, Other Rights. In the event of a voluntary or an involuntary liquidation, dissolution or winding up, the holders of our ordinary shares are entitled to share equally, share for share, in the assets available for distribution and shall be entitled to receive all assets and funds remaining and available for distribution, divided on a pro rata basis according to the number of ordinary shares owned. Except as set forth above, holders of our ordinary shares have no conversion or redemption rights. Our Restated Articles of Association contain provisions dealing with the manner in which capital calls can be made on shareholders but these only apply to situations in which the ordinary shares are issued partly paid and are subject to the specific terms of issue of such partly paid shares.

Warrants. In a private placement transaction in October 1999, we issued 155,000 units consisting of 155,000 warrants to purchase ordinary shares of ASAT Holdings and $155,000,000 aggregate principal amount of 12.5% senior notes due 2006 of ASAT (Finance) LLC, all of which notes were redeemed on February 25, 2004 and are no longer outstanding. Each warrant entitles the holder, subject to specific conditions, to subscribe for 114.19 of our ordinary shares at an exercise price of $0.39 per share (equivalent to $1.95 per ADS), subject to adjustment under specified circumstances. As a result of a share dividend of 47 ordinary shares for each outstanding share undertaken contemporaneously with the completion of our offering of ADSs on July 14, 2000, the total number of our ordinary shares issuable upon exercise of the warrants was adjusted from 371,132 shares to 17,699,450 shares, and the exercise price for the warrants was adjusted from $18.60 per ordinary share to $0.39 per ordinary share (equivalent to $1.95 per ADS). The warrants are exercisable at any time on or after November 1, 2001 and will expire on November 1, 2006.

In July 2005 we entered into a settlement agreement with Freescale Semiconductor, Inc. In connection with the settlement agreement, we issued to Freescale Semiconductor, Inc. a five-year warrant to purchase 10,937,500 of our ordinary shares, which is the equivalent of 2,187,500 ADSs, at an exercise price of $0.16 per share (equivalent to $0.80 per ADS).

In connection with the closing of the private financing, we issued five-year warrants to purchase an aggregate of 20,000,000 ordinary shares exercisable at the price of $0.01 per share, of which warrants to purchase a total of 5,000,000 ordinary shares were issued as an arrangement fee. In connection with the closing of the purchase money loan agreement, we issued five-year warrants to purchase an aggregate of 5,000,000 ordinary shares exercisable at a price of $0.01 per share as an arrangement fee. On January 25, 2006, we issued five-year warrants to purchase an aggregate of 15,668,170 ordinary shares exercisable at a price of $0.01 per share in connection with our borrowing of the first tranche of funding under the purchase money loan agreement.

Share Option Plans. We adopted the 2000 Stock Option Plan, or the plan, on July 6, 2000. We have authorized 110,000,000 ordinary shares for issuance under the plan. This is equivalent to 22,000,000 ADSs. The plan is a non-qualified, discretionary option grant program under which eligible individuals may be granted options to purchase ordinary shares. Under the plan, the board of directors and, when so delegated, the compensation committee of the board of directors, will determine which individuals will be granted options, the number of ordinary shares subject to the option, the exercise price for the ordinary shares, the vesting periods and any other terms as the board of directors deems appropriate and consistent with the plan. The individuals eligible to participate in the plan includes officers, employees, consultants and non-employee directors of the ASAT group companies. The plan is designed to attract and retain employees and important individuals to the ASAT group companies and to provide recipients with a proprietary interest in the financial success of ASAT Holdings.

On January 24, 2003, we announced an employee stock exchange program, a voluntary stock option exchange program for our employees, employee director and non-employee directors. We offered eligible stock option holders with exercise prices above the then current bid price of our ADSs the option of voluntarily canceling their outstanding options. In exchange, participants were to be granted new stock options at the fair value of our ADSs no sooner then six months and one day after the cancellation of the options, which cancellation occurred on February 24, 2003. Under the terms of the stock option exchange program, 60,822,235 options for ordinary shares (equivalent to 12,164,447 options to purchase ADSs) were surrendered for cancellation.

On August 29, 2003, options for 32,948,550 ordinary shares (equivalent to 6,589,710 ADSs) were granted under the employee stock option exchange program at an exercise price of $0.288 per ordinary share (equivalent to $1.44 per ADS) to those participants who were still employed by us on that date. All newly granted options have the same date vesting schedules as the cancelled options.

ADS Repurchase Program. During the fiscal years ended April 30, 2001 and 2002, we repurchased 6,273,000 and 780,000 ordinary shares at total costs of approximately $5.3 million and $541 thousand, respectively, under our ADS repurchases program announced in January 2001.

Changing Shareholder Rights

A special resolution of shareholders (that is a resolution passed by a two thirds majority of ordinary shareholders present at a properly convened and constituted shareholder meeting or unanimously in writing by all shareholders) is required to change the rights attaching to the ordinary shares.

Transfer of Shares

Under our Restated Articles of Association, ordinary shares are freely transferable by way of an instrument of transfer as prescribed by the board of directors.

Ordinary shares held by the private investors or their permitted transferees are subject to a shareholders agreement between those parties. Under that agreement, the parties are not allowed to transfer any ordinary shares unless to permitted transferees, in registered public offerings, on Nasdaq or an internationally recognized stock exchange on which the ordinary shares are listed, or in accordance with the right of first offer, tag along and drag along requirements in the agreement, subject to applicable law, including United States securities law. Any ordinary share owned by a private investor or their permitted transferees will be released from these contractual transfer restrictions once the ordinary share is sold in a registered public offering, or on Nasdaq or an internationally recognized stock exchange on which the ordinary shares are listed. The ADSs sold in the offering of our ADSs completed on July 14, 2000 by the selling shareholders, and the ordinary shares represented by the ADSs have not been subject to these transfer restrictions since completion of the offering of our ADSs.

Differences in Corporate Law

The Companies Law of the Cayman Islands is modeled after that of England but does not follow recent United Kingdom statutory enactments and differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements. Cayman Islands law does not provide for mergers as that expression is understood under United States corporate law. Mergers in the United States generally require the approval of a majority of the outstanding common stock of both entities involved in the proposed merger. In the Cayman Islands, however, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority of the shareholders or of each class of shareholders, as the case may be, and creditors with whom the arrangement is to be made and who must represent a majority in number representing three-fourths in value of the shareholders or of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting or meetings convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it satisfies itself that:

•	the statutory provisions as to majority vote have been complied with;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is such as a businessman would reasonably approve; and

•	the arrangement is not one that would more properly be sanctioned under a different provision of the Companies Law.

When a take-over offer is made and accepted by holders of 90% of the shares within four months, the offeror may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands, but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction is approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

In addition, Cayman Islands law does not specifically require shareholder approval for a disposition of all or substantially all of an entity’s assets, which in the United States would typically require approval by at least a majority of the holders of the outstanding common stock of the entity proposing to dispose of its assets.

Shareholders’ Suits. Our Cayman Islands counsel is not aware of any reported class action having been brought in a Cayman Islands court. Reported derivative actions have been brought but have not succeeded for technical reasons. In principle, a derivative action may not be brought by a minority shareholder. Instead, we would be the proper plaintiff. However, based on English authorities, which are of persuasive authority in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•	a company is acting or proposing to act illegally or ultra vires;

•	the act complained of, although not ultra vires, could be effected only if authorized by more than a simple majority vote (which has not be obtained); or

•	those who control the company are perpetrating a “fraud on the minority.”

Indemnification

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Restated Articles of Association permit us to indemnify officers and directors for losses, damages, cost and expenses incurred in their capacities as such if they acted in good faith and in a manner they reasonably believed to be in our best interests, and in any criminal action, if they had no reasonable cause to believe their conduct was unlawful. If the director or officer is found liable by the court, we may indemnify him only if the court determines that the director or officer is fairly and reasonably entitled to indemnity. In addition, on October 13, 2005, our Board of Directors approved a form of indemnification agreement which we may enter into with our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable as a matter of United States law.

Annual General Meeting

As a matter of Cayman Islands law, we are not required to hold an annual general meeting of shareholders. If we do hold an annual general meeting then we are required to call such meeting on not less than 21 days’ notice.

Directors may call a meeting of shareholders at any other time. Where a special resolution (as defined above) is to be proposed at the meeting, such meeting shall be called by not less than 21 days’ notice in writing to all shareholders. Any other general meeting is required to be called by not less than 14 days’ notice in writing to all shareholders.

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements.

SELLING SHAREHOLDERS

We originally issued the Series A Preferred Shares and the warrants exercisable for ordinary shares in a private placement in October 2005 and warrants exercisable for ordinary shares pursuant to our purchase money loan facility in October 2005 and January 2006. Selling shareholders may offer and sell the ADSs representing ordinary shares issuable upon conversion of their Series A Preferred Shares, issued in payment of dividends on their Series A Preferred Shares (including upon conversion of Series A Preferred Shares paid as such dividends) and upon exercise of their warrants pursuant to this prospectus.

The following contains information as of January 31, 2006 with respect to the selling shareholders and the number of ordinary shares beneficially owned by each selling shareholder that may be offered using this prospectus.

Name of Holder	Number of Shares Beneficially Owned Prior to the Offering (1)	Percentage of Outstanding Shares (1)	Number of Shares Registered for Sale Hereby (2)	Number of Shares Beneficially Owned After the Offering (1) (3)	Percentage of Shares Beneficially Owned After the Offering(3)
JPMP Master Fund Manager, L.P. related funds:
Asia Opportunity Fund, L.P.(4)	184,832,728	25.0%	59,847,134	124,985,594	14.1%
Chase Asia Investment Partners II (Y), LLC (4)	72,020,772	10.3%	21,965,889	50,054,883	5.6%
CAIP Co-Investment Fund Parallel Fund (I) C.V.(4)	17,459,009	2.6%	5,324,895	12,134,114	1.4%
CAIP Co-Investment Fund Parallel Fund (II) C.V.(4)	11,639,154	1.7%	3,549,745	8,089,409	*
Subtotal (4), (5)	286,750,993	37.3%	90,687,663	196,063,330	22.1%
QPL International Holdings Limited (6)	381,333,400	49.4%	93,333,400	288,000,000	32.5%
Olympus-ASAT II, L.L.C. (7)	94,582,406	13.5%	23,313,906	71,268,500	8.0%
Total	762,666,799		207,334,969	555,331,830

*	Represents beneficial ownership of less than 1%.
(1)	Calculated based on Rule13d-3 of the Securities Exchange Act using 679,105,565 ordinary shares outstanding as of January 31, 2006. In calculating this amount, we treated as outstanding (a) the number of ordinary shares issuable upon conversion of the holder’s Series A Preferred Shares and (b) the number of ordinary shares issuable upon the exercise of all of the warrants held by that particular holder. However, we did not assume the conversion of any other holder’s Series A Preferred Shares or the exercise of any other holder’s warrants.
(2)	Assumes the exercise of all of the holder’s warrants. However, the number of ordinary shares issuable upon conversion of the Series A Preferred Shares and the exercise of the warrants is subject to adjustment. As a result, the number of ordinary shares issuable upon conversion of the Series A Preferred Shares and the exercise of the warrants may increase or decrease in the future. In addition, we will file post-effective amendments to allocate shares registered hereby that are paid as dividends on the Series A Preferred Shares.
(3)	Assumes the sale of all ordinary shares that may be sold in the offering.
(4)

The amount of shares reported consists of ordinary shares owned by Chase Asia Investment Partners II (Y), LLC (“CAIP”), CAIP Co-Investment Fund Parallel Fund (i) C.V. (“CAIP Parallel I”), CAIP Co-Investment Fund Parallel Fund (II) C.V. (“CAIP Parallel II”), Asia Opportunity Fund, L.P. (“Asia Fund” and collectively with CAIP Parallel I and CAIP Parallel II, the “Asia Entities”) and J.P. Morgan Partners (BHCA), L.P. (collectively with CAIP and the Asia Entities, the “J.P. Morgan Entities”). The sole member of CAIP is J.P. Morgan Asia Investment Partners, L.P. (“JPM Investment”), whose general partner is J.P. Morgan Asia Equity Partners, L.P. (“JPM Equity”). The general partner of each of the Asia Entities is Asia Opportunity Company (“Asia Opportunity”), a wholly owned subsidiary of JPM Equity. The general partner of J.P. Morgan Partners (BHCA), L.P. is JPMP Master Fund Manager, L.P. (“JPMP Manager”), whose general partner is JPMP Capital Corp. (“JPMP Capital”), a wholly owned subsidiary of JPMorgan Chase & Co. (“JPM Chase”), a publicly traded company. The general partners of JPM Equity are JPMP Asia Equity Company, a Cayman Islands exempted company and wholly owned subsidiary of JPMP Manager, and Liu Asia Equity Company, a Cayman Islands exempted company.

(5)	Includes 799,330 ordinary shares held by J.P. Morgan Partners (BHCA), L.P.
(6)	Includes 268,416,000 ordinary shares held by The Industrial Development Company Limited and 19,584,000 ordinary shares held by QPL (US) Inc. (formerly Worltek International Limited), wholly owned subsidiaries of QPL International Holdings Limited. A significant portion of the shares of ASAT Holdings owned by QPL are pledged to the investor group or QPL’s creditors. In his most recently filed amendment to his statement on Schedule 13D, Mr. Tung Lok Li, one of our directors, stated that he may be deemed to have voting or investment power over these securities.
(7)	Daniel R. Mintz, Director, Founding Managing Director and President of Olympus Capital Holdings Asia (“Olympus Capital”), Lawrence S. Miao, Director, Founding Managing Director and Vice President of Olympus Capital, Frederick J. Long, Director, Founding Managing Director and Vice President of Olympus Capital and Jeffrey E. Glat, Managing Director, Chief Financial Officer, Secretary and Treasurer of Olympus Capital, are the control persons and executive officers of Olympus Capital, the entity which has the power to vote, or direct the vote, and the sole power to dispose of, or direct the disposition of all of the ordinary shares held of record by Olympus-ASAT II, L.L.C.

We prepared this table based on information supplied to us by the selling shareholders named in the table. The selling shareholders listed in the table above may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act some or all of their Series A Preferred Shares, warrants or underlying ordinary shares since the date on which the information in the above table is presented. Information about the selling shareholders may change over time.

No estimate can be given as to the number of ADSs that will be held by any selling shareholder after completion of this offering because the selling shareholders may offer all or some of the ADSs and because we are not aware of any agreements, arrangements or understandings with respect to the sale of any of the shares. We will file prospectus supplements or post-effective amendments from time to time to update the chart above to reflect additional ADSs that may be sold by the selling shareholders as a result of the payment of dividends on the Series A Preferred Shares.

The selling shareholders have material relationships with ASAT Holdings. See “Major Shareholders and Related Party Transactions” in our Report on Form 20-F for the fiscal year ended April 30, 2005 and “Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three Months and Six Months Ended October 31, 2005 and 2004 Operating and Financial Review and Prospects—Liquidity and Capital Resources—Material Financing Arrangements” in our Report on Form 6-K for the fiscal quarter ended October 31, 2005.

Registration Rights

Pursuant to the securities purchase agreement entered into in connection with the private placement of the Series A Preferred Shares in October 2005, we agreed to file a registration statement to enable the resale by the purchasers of the ADSs representing ordinary shares issuable (1) upon conversion of the Series A Preferred Shares issued under the securities purchase agreement, (2) upon exercise of the warrants issued under the securities purchase agreement and (3) as dividends on the Series A Preferred Shares issued thereunder or upon conversion of Series A Preferred Shares paid as dividends thereon. We have agreed to use our reasonable best efforts to prepare and file with the Securities and Exchange Commission such amendments and supplements to the registration statement (and the prospectus that forms a part thereof) as may be necessary to keep it current and effective until the date that all ADSs registered thereunder have been sold or can be freely sold without any volume limitation under Rule 144 promulgated under the Securities Act. We may suspend the use of the registration statement in the circumstances described in the securities purchase agreement on no more than five occasions of not more than 90 days each, and up to 180 days in the aggregate, in any 12-month period. In addition, we have agreed to bear all expenses (other than underwriting discounts and commissions) in connection with the preparation, filing and maintenance of effectiveness of such registration statement.

Pursuant to our purchase money loan agreement, we agreed to file a registration statement to enable the resale by the lenders of the ADSs representing ordinary shares issuable upon exercise of the warrants issued under the purchase money loan agreement. We have agreed to use our reasonable best efforts to prepare and file with the Securities and Exchange Commission such amendments and supplements to the registration statement (and the prospectus that forms a part thereof) as may be necessary to keep it current and effective until the date that all ADSs registered thereunder have been sold or can be freely sold without any volume limitation under Rule 144 promulgated under the Securities Act. We may suspend the use of the registration statement in the circumstances described in the securities purchase agreement on no more than five occasions of not more than 90 days each, and up to 180 days in the aggregate, in any 12-month period. In addition, we have agreed to bear all expenses (other than underwriting discounts and commissions) in connection with the preparation, filing and maintenance of effectiveness of such registration statement.

Under the securities purchase agreement and the purchase money loan agreement, we have agreed to indemnify the selling shareholders for specified liabilities, including liabilities under the Securities Act, or to make contributions in respect of such liabilities.

PLAN OF DISTRIBUTION

We will not receive any of the proceeds from the sale of the ADSs offered hereby. A selling shareholder, or its pledgee, transferees or other successors in interest, may sell all or a portion of the ADSs, in one or more transactions, from time to time on the Nasdaq Capital Market or on any national securities exchange or quotation service on which the ADSs may then be listed or quoted at the time of sale, in the over-the-counter market or in transactions otherwise than on such exchanges or services or in the over-the-counter market for its own account at prices prevailing in the public market at the times of such sales, at varying prices determined at the time of sale, or at negotiated prices. A selling shareholder may also make private sales directly or through one or more underwriters, brokers or dealers. These brokers may act as agents or as principals. The ADSs may be sold by one or more of the following methods:

•	a block trade in which the broker-dealer so engaged will attempt to sell the ADSs as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers; and

•	face-to-face or other direct transactions between the selling shareholder and purchasers without a broker or other intermediary.

In effecting sales, brokers or dealers engaged by the selling shareholders may arrange for other brokers or dealers to participate in the resales. Brokers, dealers or agents may receive compensation in the form of commissions, discounts or concessions from selling shareholders in amounts to be negotiated in connection with the sale. These broker-dealers and agents and any other participating broker-dealers or agents may be deemed to be “underwriters” within the meaning of the Securities Act in connection with these sales. In addition, any securities covered by this prospectus that qualify for sale under Rule 144 of the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

In connection with distributions of ADSs or otherwise, the selling shareholders may enter into hedging transactions with broker-dealers. In connection with these transactions, broker-dealers may engage in short sales of the shares registered under this prospectus in the course of hedging the positions they assume with selling shareholders. The selling shareholders may also sell shares short and deliver the shares to close out these short positions. The selling shareholders may also enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the shares registered under this prospectus, which the broker-dealer may resell pursuant to this prospectus. A selling shareholder may also pledge the ADSs registered under this prospectus to a broker or dealer and upon a default, the broker or dealer may effect sales of the pledged ADSs under this prospectus.

We will file a supplement to this prospectus, if required, upon being notified by a selling shareholder that any material arrangement has been entered into with a broker-dealer for the sale of ADSs through a block trade, special offering, secondary distribution, purchase by a broker-dealer or otherwise. The supplement will disclose the name of the selling shareholder and participating broker-dealers, the number of ADSs involved, the price at which the ADSs were sold, the commissions paid or discounts or concessions allowed to the broker-dealers, and any other facts material to the transaction.

We have advised the selling shareholders that during the time that they may be engaged in a distribution of the ADSs included under this prospectus, they are required to comply with Regulation M of the Exchange Act. With specified exceptions, Regulation M precludes any selling shareholders, any affiliated purchasers and any broker-dealer or other person who participates in a distribution from bidding or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until that entire distribution is complete.

A selling shareholder will pay all sales commissions and similar expenses related to the sale of the ADSs by it. We will pay substantially all expenses related to the registration of the ADSs. In addition, under the securities purchase agreement entered into in connection with the private placement in October 2005 and the purchase money loan facility, we have agreed to indemnify the selling shareholders and certain other persons for specified liabilities, including liabilities under the Securities Act.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

The Bank of New York, as depositary, issues our American Depositary Shares, or ADSs, evidenced by American Depositary Receipts, or ADRs. Each ADS represents ownership interests in 5 ordinary shares, or the right to receive 5 ordinary shares. The ordinary shares are deposited by us with the Hong Kong office of The Hong Kong and Shanghai Banking Corporation Limited, as the custodian. Each ADS also represents securities, cash or other property deposited with The Bank of New York or the custodian but not distributed to ADS holders. The Bank of New York’s corporate trust office is located at 101 Barclay Street, New York, New York 10286, United States. The Bank of New York’s principal executive office is located at One Wall Street, New York, New York 10286, United States. The custodian’s office is currently located at One Queen’s Road, Central, Hong Kong.

You may hold ADSs either directly or indirectly through your broker or other financial institution. This description assumes you hold your ADSs directly. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Because the custodian will actually hold the ordinary shares, you must rely on it to exercise the rights of a shareholder. The obligations of the depositary are set out in a deposit agreement among us, the depositary and you, as an ADS holder. The deposit agreement and the ADRs are governed by New York law.

The following is a summary of the deposit agreement. Because it is a summary, it does not contain all the information that may be important to you. For more complete information, you should read the entire deposit agreement and the ADR, forms of which are filed as exhibits to the registration statement of which this prospectus forms a part. In addition, copies of the deposit agreement and the ADR will be available for inspection at the Corporate Trust Office of the depositary. See “Where You Can Find More Information.”

Share Dividends and Other Distributions. The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities, after deducting taxes, its fees and expenses. You will receive the following distributions in proportion to the number of ordinary shares your ADSs represent:

•	Cash. The depositary, as promptly as practicable, will convert any cash dividend or other cash distribution we pay on the ordinary shares into U.S. dollars, if the depositary can do so on a reasonable basis and can transfer the U.S. dollars to the United States. Before making a distribution any withholding taxes that must be paid will be deducted. The depositary will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If we pay any cash dividends or other cash distributions in a currency other than U.S. dollars and the relevant exchange rates fluctuate during a time when the depositary cannot convert the relevant foreign currency, you may lose some or all of the value of the distribution.

•	Ordinary Shares. The depositary may, with our approval, and shall, at our request distribute additional ADRs to evidence ADSs, representing any ordinary shares we distribute as a dividend or distribution. The depositary will only distribute ADRs evidencing whole ADSs. It will sell ordinary shares which would require it to issue an ADR evidencing a fractional ADS and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADRs, each ADS will also represent, in addition to the existing shares, the new shares.

•	Rights to Receive Additional Shares. If we offer any rights to subscribe for additional ordinary shares or any other rights, the depositary, after consulting with us, will have discretion as to the procedure to be followed in either making these rights available to you or in disposing of such rights and making the net proceeds available to you. If the depositary decides it is not legal or feasible to make these rights or proceeds available to you, the depositary may allow the rights to lapse. In that case, you will receive no value for them.

After consultation with us, if the depositary makes rights available to you, the depositary will exercise the rights and purchase the securities to which the rights relate on your behalf upon your instruction. If the securities issuable upon exercise of the rights are ordinary shares, the depositary will then deposit the ordinary shares and issue ADSs (as evidenced by ADRs) to you, subject to compliance with U.S. securities laws. The depositary will exercise rights if you pay it the exercise price and any other charges that arise from the exercise of the rights. U.S. securities laws may restrict the sale, deposit, cancellation, and transfer of the ADSs issued after exercise of rights. For example, you may not be able to trade the ADSs freely in the United States. The depositary will not offer you rights unless those rights and the securities to which the rights relate are either exempt from registration or have been registered under the Securities Act with respect to a distribution to you. We will have no obligation to register under the Securities Act those rights or the securities to which they relate.

•	Other Distributions. The depositary will, after consultation with us, send to you on a proportionate basis any other securities or property we distribute by any means it thinks is equitable and practical. If it cannot make the distribution in that way, the depositary may, after consultation with us, decide to sell, by public or private sale, such securities or property and distribute the net proceeds, in the same way as it does with cash. In the event that such securities or property are not distributed to you, each ADS thereafter shall also represent such securities or property.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. A distribution to ADS holders may be unlawful if, for example, (a) in cash, where any applicable foreign currency then in effect would prohibit it, and (b) in shares or rights, if the underlying securities were not registered or exempt from registration. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. A distribution to ADS holders may be impractical if we did not give timely or sufficient notice to the depositary of the distribution or if the costs of the distribution are far greater than the value the ADS holders stand to get from the distribution. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

•	Conversion of Foreign Currency. When the depositary or the custodian receives foreign currency, by way of dividends or other distributions or the net proceeds from the sale of securities, property or rights, the depositary shall, subject to certain conditions, convert the foreign currency to U.S. dollars and distribute the U.S. dollars promptly to you. If such conversion or distribution cannot be effected due to restrictions of any government or agency or if it is not practical, the depositary may distribute the foreign currency or hold such foreign currency uninvested and without liability for accrued interest to you.

Deposit, Withdrawal and Cancellation. The depositary will issue ADSs (as evidenced by ADRs) if you or your broker deposit ordinary shares or evidence of rights to receive ordinary shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, and upon receipt of proper instructions, the depositary will register the appropriate number of ADSs in the names you request and will deliver ADRs representing such ADSs, as promptly as practicable, at its corporate trust office to the persons you request.

You may surrender your ADRs at the corporate trust office of The Bank of New York. Upon payment of its fees and expenses and of any taxes or governmental charges, the depositary will direct the custodian to deliver the ordinary shares represented by the relevant number of ADSs.

Voting Rights. You may instruct the depositary to vote the ordinary shares underlying your ADSs. Otherwise, you will not be able to exercise your right to vote unless you withdraw the shares.

Upon our request in writing, the depositary will notify you of an upcoming shareholders’ meeting and arrange to deliver our voting materials to you. The materials will (1) describe the matters to be voted on and (2) explain how you, if you are a holder on the specified record date, may instruct the depositary to vote the ordinary shares or other deposited securities underlying your ADSs as you direct. For instructions to be valid, the depositary must receive them on or before the date specified. The depositary will try, as far as practical, subject to Hong Kong and Cayman Islands law and the provisions of our Restated Memorandum of Association and Restated Articles of Association, to vote or to have its agents vote the ordinary shares or other deposited securities as you instruct. If the depositary does not receive instructions from you by the date specified, the depositary will deem you to have instructed it to give a discretionary proxy to the person designated by us and the depositary shall grant such discretionary proxy to us. However, no instruction shall be given by the depositary to us with respect to any matter if we inform the depositary that (1) we do not want the proxy given, (2) substantial opposition exists or (3) the matter materially and adversely affects the rights of holders of ordinary shares.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ordinary shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be no remedy available if your ordinary shares are not voted as you requested.

Fees and Expenses.

ADS holders must pay:	For:

$5.00 (or less) per 100 ADSs	•	The execution & delivery of ADRs

	•	The surrender of ADRs

$0.02 (or less) per ADS	•	Any cash payment

Registration or transfer fees	•	Transfer and registration of ordinary shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw ordinary shares

Expenses of the depositary	•	Conversion of foreign currency to U.S. dollars

	•	Cable, telex and facsimile transmission expenses (if expressly provided in the deposit agreement)

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or ordinary share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding	•	As necessary

Expenses of the depositary or its agents	•	Servicing of ordinary shares or ADSs

Payment of Taxes. You will be responsible for any taxes or other governmental charges payable on your ADRs, ADSs or any ordinary shares underlying your ADSs. The depositary may refuse to transfer your ADRs or allow you to withdraw the ordinary shares underlying your ADSs, and the depositary may withhold any dividends or other distributions, until such taxes or other charges are paid. The depositary may apply such dividends or other distributions or the proceeds of any sale in payment of such tax or other governmental charges. You will remain liable if the proceeds of the sale are not sufficient to pay the taxes. If the depositary sells ordinary shares underlying your ADSs, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any proceeds, or send to you any property, remaining after it has paid applicable taxes or other governmental charges.

Reclassifications, Recapitalizations and Mergers. If we:

•	change the nominal or par value of our ordinary shares;

•	reclassify, split up or consolidate any of the ordinary shares; or

•	recapitalize, reorganize, merge, consolidate or sell assets affecting us,

then any securities received by the depositary in exchange for or in conversion of ordinary shares currently underlying ADSs will become new deposited securities. Each ADS will automatically represent its share of the new deposited securities in addition to the existing ordinary shares it represents. In such cases, the depositary may issue new ADRs in the case of a dividend of ordinary shares, or ask you to surrender your outstanding ADRs in exchange for new ADRs, specifically identifying the new deposited securities.

Amendment and Termination. We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If the amendment adds or increases fees or charges, except for taxes and other governmental charges or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses, or prejudices a substantial existing right of ADR holders, such amendment will only become effective upon 30-day notice by the depositary. At the time an amendment becomes effective, you are considered, by continuing to hold your ADRs, to agree to the amendment and to be bound by the ADRs and the agreements as amended.

The depositary will terminate the deposit agreement if we ask it to do so. The depositary may also terminate the deposit agreement if it has told us and you that it would like to resign and we have not appointed a new depositary within 90 days. In both cases, the depositary must notify you at least 90 days before termination.

After termination, the depositary and its agents will be required to do only the following under the deposit agreement:

•	collect dividends and other distributions on ordinary shares;

•	sell rights and other property as provided in the deposit agreement; and

•	deliver deposited securities together with any related dividends or other distributions received and the net proceeds of the sale of any rights or other property, in exchange for ADRs surrendered to the depositary.

One year after termination, the depositary may sell any remaining deposited securities. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. The depositary’s only obligations will be to account for the money and other cash and with respect to indemnification. Our only obligations after termination will be with respect to indemnification and to pay any unpaid fees and expenses to the depositary.

Limitations on Obligations and Liability to ADS Holders. The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

•	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

•	are not liable if either of us is prevented or delayed by law or circumstances beyond our control from performing our obligations under the agreement;

•	are not liable if either of us exercises discretion permitted under the agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other party which would involve expense or liability unless satisfactory indemnity is provided; and

•	may rely upon any documents or advice or information by any person we believe in good faith to be competent to give such advice or information.

We and the depositary agreed to indemnify each other under circumstances described in the deposit agreement.

Requirements for Depositary Actions. Before the depositary will issue or register transfer of an ADS, make a distribution on an ADS or permit withdrawal of shares, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

•	production of satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with laws or governmental regulations relating to ADSs or the withdrawal of deposited securities and any such reasonable regulations, if any, the depositary may establish, from time to time, consistent with the agreement, including presentation of transfer documents.

The depositary may refuse to deliver, transfer, or register transfers of ADSs generally when our books or the depositary’s books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Ordinary Shares Underlying your ADSs. You have the right to surrender your ADSs and withdraw the underlying ordinary shares at any time except:

•	when temporary delays arise because we or the depositary have closed our transfer books or the deposit of ordinary shares in connection with voting at a shareholders’ meeting or the payment of dividends;

•	when you or other ADR holders seeking to withdraw ordinary shares owe money to pay fees, taxes and similar charges; or

•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADRs or to the withdrawal of ordinary shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-Release of ADRs. Subject to the provisions of the deposit agreement, the depositary may issue ADRs before deposit of the underlying ordinary shares. This is called a pre-release of ADRs. The depositary may also deliver ordinary shares upon cancellation of pre-released ADRs even if the ADRs are cancelled before the pre-release transaction has been terminated. A pre-release is terminated as soon as the underlying ordinary shares are delivered to the depositary. The depositary may receive ADRs instead of ordinary shares to close out a pre-release. The depositary may pre-release ADRs only under the following conditions:

•	before or at the time of the pre-release, the person to whom the pre-release is being made must represent to the depositary in writing that it or its customer, as the case may be:

a. owns the ordinary shares or ADRs to be remitted;

b. assigns all beneficial rights, title and interest in the ordinary shares or the ADRs to the depository in its capacity as such and for the benefit of the holders of the ADSs; and

c. will not take any action with respect to the ordinary shares or ADRs that is inconsistent with the transfer of beneficial ownership including, without the consent of the depositary, disposing of the ordinary shares or ADRs, other than in satisfaction of the pre-release.

•	the pre-release must be fully collateralized with cash, U.S. government securities or such other collateral that the depositary determines, in good faith, will provide substantially similar liquidity and security;

•	the depositary must be able to terminate the pre-release on not more than five business days’ notice; and

•	subject to such further indemnities and credit regulations as the depositary deems appropriate.

In addition, the depositary will limit the number of ordinary shares not deposited but represented by ADSs that may be outstanding at any time as a result of pre-release. However, the depositary may disregard the limit from time to time as it deems reasonably appropriate.

LEGAL MATTERS

The validity of the ordinary shares offered by this prospectus will be passed upon for us by Maples and Calder.

EXPERTS

The financial statements incorporated in this prospectus by reference to our Annual Report on Form 20-F for the fiscal year ended April 30, 2005, have been so incorporated in reliance on the report of PricewaterhouseCoopers, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

EXPENSES RELATING TO THIS OFFERING

The following table sets forth the estimated costs and expenses in connection with the issuance and distribution of the securities being registered. All amounts indicated are estimates (other than the U.S. Securities and Exchange Commission registration fee):

U.S. Securities and Exchange Commission registration fee	$5,043
Nasdaq listing fee	—
Depositary fees	—
Legal fees and expenses of the registrant	85,000
Accounting fees and expenses	50,000
Printing fees	10,000
Other fees and expenses	5,000

Total	$155,043

WHERE YOU CAN FIND MORE INFORMATION

We file reports, including annual reports on Form 20-F and current reports on Form 6-K, with the U.S. Securities and Exchange Commission, or SEC. As a foreign private issuer, we are not subject to the proxy rules under Section 14 or the short-swing insider profit disclosure rules under Section 16 of the Exchange Act. You may read and copy any of our filings with the SEC at the following location:

Public Reference Room

450 Fifth Street, N.W.

Room 1024

Washington, D.C. 20549

You may also obtain copies of this information at prescribed rates by mail from the Public Reference Room of the SEC, 100 F Street, N.E., Washington, D.C. 20549. You may obtain information about the operation of the public reference room by calling the SEC at 1-800-SEC-0330. In addition, you can review copies of some of our filings and the registration statement through the SEC’s “EDGAR” (Electronic Data Gathering, Analysis and Retrieval) System, available on the SEC’s website (http://www.sec.gov).

The Securities and Exchange Commission allows us to “incorporate by reference” information that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the Securities and Exchange Commission prior to the date of this prospectus. The following documents filed with the Securities and Exchange Commission are incorporated by reference in this prospectus:

1. Our Annual Report on Form 20-F for the fiscal year ended April 30, 2005;

2. Our Report on Form 6-K for the fiscal quarter ended July 31, 2005;

3. Our Report on Form 6-K for the fiscal quarter ended October 31, 2005;

4. Our Report on Form 6-K filed on August 26, 2005; and

5. Our Report on Form 6-K filed on November 1, 2005.

We have filed with the SEC a registration statement on Form F-1, of which this prospectus is a part, under the Securities Act with respect to the subscription rights offered hereby and the Series A Preferred Shares, warrants and ordinary shares issuable in connection therewith. This prospectus does not contain all of the information included in the registration statement. Statements in this prospectus concerning the provisions of any document are not necessarily complete. You should refer to the copies of these documents filed as exhibits to the registration statement or otherwise filed by us with the SEC for a more complete understanding of the matter involved. Each statement concerning these documents is qualified in its entirety by such reference.

We will furnish the depositary with all notices of shareholders’ meetings and other reports and communications in English that we make generally available to our shareholders. The depositary will make available for inspection by holders of record of our ADRs any notices, reports or communications that it has received from us as the holder of our ordinary shares deposited with it and which have been made generally available to our shareholders and will upon our request mail to all holders of record of our ADRs copies of such notices, reports and communication.

You may request a free copy of any and all of the information that we file with the SEC by written or oral request at ASAT, Inc., 6701 Koll Center Parkway, Suite 200, Pleasanton, California, 94566, Attention: Investor Relations, telephone (925) 398-0400. You may also access our reports and documents via the world wide web at http://www.asat.com/investor/sec.php.

ENFORCEABILITY OF CIVIL LIABILITIES

We are duly incorporated as a limited liability company under the laws of the Cayman Islands. A majority of our directors and officers reside outside the United States. All or a substantial portion of our assets and the assets of our directors and officers are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon us or such persons or to enforce, in the United States courts, judgment against us or such persons or judgments obtained in such courts predicated upon the civil liability provisions of the federal securities laws of the United States.

We have been advised by our Cayman Islands counsel, Maples and Calder, that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will, based on the principle that a judgment by a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given, recognize and enforce a foreign judgment of a court of competent jurisdiction if such judgment is final, for a liquidated sum not in respect of taxes or a fine or penalty, is not inconsistent with a Cayman Islands judgment in respect of the same matters and was not obtained in a manner, and is not a kind of the enforcement of which is, contrary to the public policy of the Cayman Islands. There is doubt, however, as to whether the courts of the Cayman Islands will (1) recognize or enforce judgment of the United States courts predicated upon the civil liability provisions of the securities laws of the United States or any state thereof, or (2) in original actions brought in the Cayman Islands, impose liabilities predicated upon the civil liability provisions of the securities laws of the United States or any state thereof, on the grounds that such provisions are penal in nature.

A Cayman Islands court may stay proceedings if concurrent proceedings are being sought elsewhere.

ASAT HK is incorporated in Hong Kong under the Companies Ordinance, Chapter 32 of the Laws of Hong Kong. All of ASAT HK’s directors and its executive officers reside in Hong Kong. All or a substantial portion of the assets of such persons and ASAT HK are located outside the United States. As a result, it may not be possible for you to effect service of process within the United States upon such persons or ASAT HK or to enforce against them in U.S. court judgments predicated upon the civil liability provisions of the federal securities laws of the United States. In addition, judgments of courts in the United States, including judgments predicated upon the civil liability provisions of the federal securities laws of the United States, are not enforceable in Hong Kong as of right and enforceability is subject to the discretion of the Hong Kong courts. Moreover, China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts within the United States, the United Kingdom, Japan or most western countries.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Article 129 of the Restated Articles of Association of ASAT Holdings Limited permits us to indemnify officers and directors for losses, damages, costs and expenses incurred in their capacities as such if they acted in good faith and in a manner they reasonably believed to be in our best interests, and in any criminal action, if they had no reasonable cause to believe their conduct was unlawful. If the director or officer is found liable by the court, we may indemnify him only if the court determines that the director or officer is fairly and reasonably entitled to indemnity. In addition, on October 13, 2005 the Board of Directors of ASAT Holdings Limited approved a form of indemnification agreement which the company may enter into with its officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or controlling persons pursuant to the charter provision, by law, contract, arrangements, statute or otherwise, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 7. RECENT SALES OF UNREGISTERED SECURITIES.

During the fiscal quarter ended January 31, 2004, ASAT Holdings Limited’s wholly-owned finance subsidiary, New ASAT (Finance) Limited, issued $150 million aggregate principal amount of 9.25% senior notes due in February 2011, which notes accrue semi-annual interest payable on February 1 and August 1 of each year beginning on August 1, 2004. We sold $150 million aggregate principal amount of our 9.25% senior notes to the initial purchaser, Citigroup Global Markets Limited, at a price of 97.5% of the principal amount thereof, for resale to certain institutional investors pursuant to Rule 144A under the Securities Act of 1933, as amended, or Securities Act, and to non-U.S. persons in transactions outside the United States in reliance on Regulation S of the Securities Act.

The 9.25% senior notes are unsecured and guaranteed on a senior unsecured basis by ASAT Holdings Limited and certain of its subsidiaries which are “restricted subsidiaries” as defined in the indenture for the 9.25% senior notes. The indenture for the 9.25% senior notes contains certain covenants that will, among other things, restrict the ability of ASAT Holdings Limited and its restricted subsidiaries to borrow money, pay dividends on or repurchase capital stock and make certain other restricted payments or investments, sell assets or enter into mergers or consolidations and create liens on assets. The 9.25% senior notes are redeemable prior to February 1, 2008, in whole or in part, at a redemption price equal to 100% of the principal amount plus accrued and unpaid interest and liquidated damages and additional amounts, if any, plus a make-whole amount and on or after February 1, 2008 at the various redemption prices set out in the indenture for the 9.25% senior notes.

We have filed a registration statement on Forms F-4 and S-4 with the SEC to register the exchange of the original senior notes for identical senior notes which are registered under the Securities Act in order to satisfy our obligations under a registration rights agreement that we entered into in connection with the sale of the original senior notes. In March, 2005, we completed the exchange offer of the original senior notes for the registered senior notes.

In July 2005 we entered into a settlement agreement with Freescale Semiconductor, Inc. In connection with the settlement agreement, we issued to Freescale Semiconductor, Inc. a 5-year warrant to purchase 10,937,500 of our ordinary shares, which is the equivalent of 2,187,500 ADSs, in reliance on Section 4(2) of the Securities Act.

On July 31, 2005, we entered into a Securities Purchase Agreement with QPL Limited and J.P. Morgan Partners affiliated funds providing for the issuance and sale of 300,000 of our Series A Preferred Shares for a total price of $15 million and the issuance of five-year warrants for a total of 20 million ordinary shares exercisable at a price of $0.01 per share, of which a total of 5 million ordinary shares were an arrangement fee. Olympus-ASAT II, L.L.C. subsequently became a party to the Securities Purchase Agreement. This financing closed on October 27, 2005. The Series A Preferred Shares and warrants were issued in reliance on Section 4(2) of the Securities Act.

On July 31, 2005 we entered into a purchase money loan facility with J.P. Morgan Partners affiliated funds providing for up to $15 million of loans. In connection with the closing of the purchase money loan agreement on October 27, 2005, we issued five-year warrants for a total of 5 million ordinary shares exercisable at a price of $0.01 per share as an arrangement fee. On January 25, 2006, we borrowed the first $10.0 million from tranche of loans under the purchase money loan agreement. In connection with that borrowing we issued five-year warrants for total of 15,668,170 ordinary shares exercisable at a price of $0.01 per share. The warrants were issued in reliance on Section 4(2) of the Securities Act.

ITEM 8. EXHIBITS.

The following is a list of all exhibits filed as a part of this registration statement on Forms F-1, including those incorporated by reference:

Exhibit Number	Description	If Incorporated by Reference, Document with which Exhibit was Previously Filed with SEC

3.1	Restated Memorandum of Association of ASAT Holdings Limited	Registrant’s Registration Statement on Form F-1 filed on July 7, 2000 (Registration No. 333-12124)

3.2	Restated Articles of Association of ASAT Holdings Limited, as amended	Registrant’s Report on Form 6-K filed on January 11, 2006

4.1	Form of Deposit Agreement between ASAT Holdings Limited and The Bank of New York	Registrant’s Registration Statement on Form F-1 filed on July 7, 2000 (Registration No. 333-12124)

4.2	Form of ADR	Included in Exhibit 4.1

4.3	Form of specimen certificate representing ordinary shares of ASAT Holdings Limited	Registrant’s Registration Statement on Form F-1 filed on July 7, 2000 (Registration No. 333-12124)

4.4	Indenture dated as of January 26, 2004 between New ASAT (Finance) Limited, ASAT Holdings Limited and its subsidiaries and The Bank of New York, as trustee.	Registrant’s Annual Report on Form 20-F filed on July 9, 2004

4.5	Form of 9.25% Senior Note due 2011	Included in Exhibit 4.4

4.6	Form of specimen certificate representing preferred shares of ASAT Holdings Limited	Registrant’s Registration Statement on Form F-1 filed on January 27, 2006 (Registration No. 333-131331)

Exhibit Number	Description	If Incorporated by Reference, Document with which Exhibit was Previously Filed with SEC

4.7	Warrant Agreement	Registrant’s Registration Statement on Form F-1 filed on January 27, 2006 (Registration No. 333-131331)

4.8	Form of Warrant	Included in Exhibit 4.8

5.1	Opinion of Maples and Calder	Contained herein

10.1	ASAT Holding Limited Stock Option Plan	Registrant’s Registration Statement on Form S-8 filed on February 13, 2001 (Registration No. 333-55464)

10.2	Form of ASAT Holdings Non-Qualified Stock Option Agreement	Registrant’s Registration Statement on Form S-8 filed on February 13, 2001 (Registration No. 333-55464)

10.3	Supply Agreement dated March 8, 2001 entered into among ASAT Limited, Talent Focus Limited and QPL Limited	Registrant’s Annual Report on Form 20-F filed on June 28, 2002

10.4	Amended and Restated Shareholders Agreement, dated as of November 10, 2005, by and among ASAT Holdings Limited and the shareholders party thereto.	Registrant’s Report on Form 6-K filed on January 11, 2006

10.5	Lease Agreement dated as of August 8, 2002 between Dongguan Changan County Changshi Development Company and Timerson Limited	Registrant’s Annual Report on Form 20-F filed on July 28, 2003

10.6	Supply Agreement dated as of May 1, 2004 entered into among ASAT Limited, Talent Focus Industries Limited and QPL Limited.	Registrant’s Annual Report on Form 20-F filed on August 2, 2005

10.7	Lease Agreement dated as of May 7, 2004 among Dongguan Changan County Changshi Development Company, Dongguan Changan Leyiwen Semi-Conductor Testing Factory (Dongguan Changan ASAT Semiconductor Assembly and Test Factory) and Timerson Limited	Registrant’s Annual Report on Form 20-F filed on July 9, 2004

10.8	Amended and Restated Supply Agreement dated as of October 27, 2005 entered into among ASAT Limited, Talent Focus Industries Limited and QPL Limited.	Registrant’s Report on Form 6-K filed on January 11, 2006

10.9	Purchase Money Loan Agreement dated as of July 31, 2005 among ASAT Holdings Limited, the Lenders named therein and J.P. Morgan Partners Asia LDC	Registrant’s Annual Report on Form 20-F filed on August 2, 2005

10.10	Amended and Restated Securities Purchase Agreement dated as of October 27, 2005 among ASAT Holdings Limited and the purchasers party thereto	Registrant’s Report on Form 6-K filed on January 11, 2006

10.11	Severance Agreement and Mutual Release, dated as of October 26, 2005, by and between Harry R. Rozakis and ASAT Holdings Limited	Registrant’s Report on Form 6-K filed on January 11, 2006

21.1	Subsidiaries of the Company	Contained herein

Exhibit Number	Description	If Incorporated by Reference, Document with which Exhibit was Previously Filed with SEC

23.1	Consent of Arthur Andersen & Co	Omitted pursuant to Rule 437a

23.2	Consent of PricewaterhouseCoopers	Contained herein

23.3	Consent of Maples and Calder	Included in Exhibit 5.1

24.1	Power of Attorney (see signature pages)	Contained herein

(b) Financial Statement Schedules: All schedules have been omitted because they are not applicable or not required.

ITEM 9. UNDERTAKINGS.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities s Act of 1993:

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offering therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) If the Registrant is a foreign private issuer, to file a post-effective amendment to the registration statement to include any financial statements required by Item 8-A of Form 20-F (17 CFR 249.220f) at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act of 1933 need not be furnished, provided that the Registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will governed by the final adjudication of such issue.

(c) The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be a part of this registration statement as of the time it was declared effective.

(2) For the purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hong Kong, on February 24, 2006.

ASAT HOLDINGS LIMITED

By:	/s/ ROBERT J. GANGE
Name:	Robert J. Gange
Title:	President and Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Robert J. Gange and Arthur Tsui, and each of them individually, as his or her true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities to sign the Registration Statement filed herewith and any or all amendments to said Registration Statement (including post-effective amendments), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission granting unto said attorneys-in-fact and agents the full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the foregoing, as full to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or her substitute, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/S/ ROBERT J. GANGE Robert J. Gange	President and Chief Executive Officer (Principal Executive Officer)	February 24, 2006

/S/ ARTHUR TSUI Arthur Tsui	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	February 24, 2006

/S/ BELLA PECK LIM CHHOA Bella Peck Lim Chhoa	Director	February 24, 2006

/S/ KEI W. CHUA Kei W. Chua	Director	February 24, 2006

/S/ TUNG LOK LI Tung Lok Li	Director	February 24, 2006

/S/ ANDREW LIU Andrew Liu	Director	February 24, 2006

/S/ JOSEPH A. MARTIN Joseph A. Martin	Director	February 24, 2006

/S/ HENRY C. MONTGOMERY Henry C. Montgomery	Director and Chairman of the Board	February 24, 2006

/S/ STEPHEN M. SHAW Stephen M. Shaw	Director	February 24, 2006

/S/ EUGENE SUH Eugene Suh	Director	February 24, 2006

/S/ GLEN G. POSSLEY Glen G. Possley	Director	February 24, 2006

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the undersigned on the 24 day of February, 2006.

Name

/s/ FE G. MALIWAT
Fe G. Maliwat

ASAT HOLDINGS LIMITED

REGISTRATION STATEMENT ON FORM F-1

INDEX TO EXHIBITS

Exhibit Number	Description	If Incorporated by Reference, Document with which Exhibit was Previously Filed with SEC

3.1	Restated Memorandum of Association of ASAT Holdings Limited	Registrant’s Registration Statement on Form F-1 filed on July 7, 2000 (Registration No. 333-12124)

3.2	Restated Articles of Association of ASAT Holdings Limited, as amended	Registrant’s Report on Form 6-K filed on January 11, 2006

4.1	Form of Deposit Agreement between ASAT Holdings Limited and The Bank of New York	Registrant’s Registration Statement on Form F 1 filed on July 7, 2000 (Registration No. 333-12124)

4.2	Form of ADR	Included in Exhibit 4.1

4.3	Form of specimen certificate representing ordinary shares of ASAT Holdings Limited	Registrant’s Registration Statement on Form F-1 filed on July 7, 2000 (Registration No. 333-12124)

4.4	Indenture dated as of January 26, 2004 between New ASAT (Finance) Limited, ASAT Holdings Limited and its subsidiaries and The Bank of New York, as trustee.	Registrant’s Annual Report on Form 20-F filed on July 9, 2004

4.5	Form of 9.25% Senior Note due 2011	Included in Exhibit 4.4

4.6	Form of specimen certificate representing preferred shares of ASAT Holdings Limited	Registrant’s Registration Statement on Form F-1 filed on January 27, 2006 (Registration No. 333-131331)

4.7	Warrant Agreement	Registrant’s Registration Statement on Form F-1 filed on January 27, 2006 (Registration No. 333-131331)

4.8	Form of Warrant	Included in Exhibit 4.8

5.1	Opinion of Maples and Calder	Contained herein

10.1	ASAT Holding Limited Stock Option Plan	Registrant’s Registration Statement on Form S-8 filed on February 13, 2001 (Registration No. 333-55464)

10.2	Form of ASAT Holdings Non-Qualified Stock Option Agreement	Registrant’s Registration Statement on Form S-8 filed on February 13, 2001 (Registration No. 333-55464)

10.3	Supply Agreement dated March 8, 2001 entered into among ASAT Limited, Talent Focus Limited and QPL Limited	Registrant’s Annual Report on Form 20-F filed on June 28, 2002

10.4	Amended and Restated Shareholders Agreement, dated as of November 10, 2005, by and among ASAT Holdings Limited and the shareholders party thereto.	Registrant’s Report on Form 6-K filed on January 11, 2006

Exhibit Number	Description	If Incorporated by Reference, Document with which Exhibit was Previously Filed with SEC

10.5	Lease Agreement dated as of August 8, 2002 between Dongguan Changan County Changshi Development Company and Timerson Limited	Registrant’s Annual Report on Form 20-F filed on July 28, 2003

10.6	Supply Agreement dated as of May 1, 2004 entered into among ASAT Limited, Talent Focus Industries Limited and QPL Limited.	Registrant’s Annual Report on Form 20-F filed on August 2, 2005

10.7	Lease Agreement dated as of May 7, 2004 among Dongguan Changan County Changshi Development Company, Dongguan Changan Leyiwen Semi-Conductor Testing Factory (Dongguan Changan ASAT Semiconductor Assembly and Test Factory) and Timerson Limited	Registrant’s Annual Report on Form 20-F filed on July 9, 2004

10.8	Amended and Restated Supply Agreement dated as of October 27, 2005 entered into among ASAT Limited, Talent Focus Industries Limited and QPL Limited.	Registrant’s Report on Form 6-K filed on January 11, 2006

10.9	Purchase Money Loan Agreement dated as of July 31, 2005 among ASAT Holdings Limited, the Lenders named therein and J.P. Morgan Partners Asia LDC	Registrant’s Annual Report on Form 20-F filed on August 2, 2005

10.10	Amended and Restated Securities Purchase Agreement dated as of October 27, 2005 among ASAT Holdings Limited and the purchasers party thereto	Registrant’s Report on Form 6-K filed on January 11, 2006

10.11	Severance Agreement and Mutual Release, dated as of October 26, 2005, by and between Harry R. Rozakis and ASAT Holdings Limited	Registrant’s Report on Form 6-K filed on January 11, 2006

21.1	Subsidiaries of the Company	Contained herein

23.1	Consent of Arthur Andersen & Co	Omitted pursuant to Rule 437a

23.2	Consent of PricewaterhouseCoopers	Contained herein

23.3	Consent of Maples and Calder	Included in Exhibit 5.1

24.1	Power of Attorney (see signature pages)	Contained herein